09011699

Original

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

EIGHTH AMENDMENT TO FORM 1 - A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

COMMISSION FILE NUMBER: 024-10228

Received SEC

AUG 10 2009

Washington, DC 20549

RECEIVED

AUG 10 2009

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

INICIA INCORPORATED

(Name of small business issuer in its charter)

DELAWARE

(State or other jurisdiction of incorporation)

360 EAST 55th STREET, SUITE 13G, NEW YORK, NY 10022, (646) 233-4164

(Address, zip code and telephone number of principal executive offices)

PRENTICE-HALL CORPORATION SYSTEM, INC.

2711 CENTERVILLE ROAD, SUITE 400

WILMINGTON, DE 19808

(Name, address and telephone number of agent of service)

5900	**95-4581906**
(Primary standard industrial classification code number)	IRS Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Date of Offering Circular: July 15, 2009

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) the Issuer's directors;

DIRECTORS OF THE COMPANY

1. Name: Bruce T. Dugan Age: 52
Title: Chairman of the Board of Directors

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164
Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

2. Name: Larry Schulze Age: 59
Title: Director

Home/ Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

3. Name: Mary Ann Zimmer Age: 58

Title: Director

Home / Office Address: 401 East 74th Street, New York, NY 10021; Telephone: (212) 744-7410; Telefax: (212) 744-7210
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646) 233-4164

4. Name: Mario E. Delfino Age: 32
Title: Director

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina
Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536
Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

1. (b) the Issuer's officers;

OFFICERS OF THE COMPANY

1. Name: Bruce T. Dugan Age: 52
Title: President and Chief Executive Officer

Home/ Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

2. Name: James W. Stearrett Age: 48

Title: Chief Financial Officer

Home/ Office Address: Uruguay 1279 (5:A) Capital Federal, Buenos Aires 1015 Argentina +54-11-4813-6536
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

3. Name: Mary Ann Zimmer Age: 58

Title: Vice President and Chief Technical Officer

Home/ Office Address: 401 East 74th Street New York, NY 10021; Telephone: (212)744-7410; Telefax: (212)744-7210
Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

Name: **Mario E. Delfino** **Age 32**

Title: Vice President and Chief Technology Officer

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina
Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires /Argentina 1016; Telephone: +54-11-4813-6536
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

4. **Name:** **Larry Schulze** **Age 59**

Title: Vice President; Online Publications

Home/ Office Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249
Corporate Office Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

(c) the issuer's general partners:
N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

1. Bruce T. Dugan 33,400,000 common shares

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

2. Mario E. Delfino 25,000,000 common shares

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431 Argentina
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

3. Larry Schulze 25,000,000 common shares

Home Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249
Corporate Office Address 360 East 55th Street 13-G New York, NY 10022 Telephone: (646) 233-4164

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

1. Bruce T. Dugan 33,400,000 common shares

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164
Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

2. Mario E. Delfino 25,000,000 common shares

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431 Argentina
Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

3. Larry Schulze 25,000,000 common shares

Home Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249
Corporate Office Address 360 East 55th Street 13-G New York, NY 10022 Telephone: (646) 233-4164

(f) promoters of the issuer; N/A

(g) affiliates of the issuer;

(1) Bruce T. Dugan: Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

(2) James W. Stearrett: Home Address: Uruguay 1279: 5b Capital Federal, Buenos Aires 10160 Argentina +5411-4813-6536
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

(3) Mario E. Delfino: Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina
Office Address: Uruguay 1279 (5:A) Capital Federal, Buenos Aires 1016 Argentina
Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

(3) Larry Schulze: Home/ Office Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249
Corporate Office Address 360 East 55th Street 13-G New York, NY 10022 Telephone: (646) 233-4164

(4) Mary Ann Zimmer: Home/ Office Address: 401 East 74th Street New York, NY 10021; Telephone: (212)744-7410;
Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

(h) counsel to the issuer with respect to the proposed offering;

M. David Sayid, Esq. -
Office Address: Sayid and Associates LLP, 408 West 57th Street, Suite 8E, New York, NY 10019
O:212-262-1166 F:212-247-7535
Home Address: 308 Spring Lane Haworth, NJ 07641

(i) each underwriter with respect to the proposed offering;
N/A

(j) the underwriter's directors;
N/A

(k) the underwriter's officers;
N/A

(l) the underwriter's general partners; and
N/A

(m) counsel to the underwriter.
N/A

ITEM 2. Application of Rule 262
(a) None
(b) None

ITEM 3. Affiliate Sales
None

ITEM 4. Jurisdictions in Which Securities Are to be Offered
(a) None
(b) New York, by any one or all of the Company's Officers and/or Directors [to potential investors], none of which are dealer-brokers, and therefore, Exchange Act 3a4-1 will not be relied upon. The Issuer shall file the necessary blue sky documents for the State of New York in accordance with Section 359-e of the NY General Business Law, and Regulation D of the Securities Act. (See Director List #24 page 37).

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) **Unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:**
1. the name of issuer: Inicia Incorporated (in accordance with the reverse merger agreement of September 23, 2008)

2. the title and amount of securities issued: Common stock; 87,250,000
3. the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof : at a par value $.01, issued in exchange for 100% of the outstanding shares of the pre-merger Inicia Incorporated shares;
4. the names and identities of the persons to whom the securities were issued.
    a. Bruce T. Dugan, Chairman/ Chief Executive Officer: 33,400,000 (exchanged for 560 pre merger shares) with one year restrictive legend in accordance with Rule 144
    b. Larry Schulze, Director/ Vice President: 25,000,000 (exchanged for 420 pre merger shares) with one year restrictive legend in accordance with Rule 144
    c. Mario Delfino, Director/ Vice President: 25,000,000 (exchanged for 420 pre merger shares) with one year restrictive legend in accordance with Rule 144
    d. James W. Zimbler, shareholder :600,000 (exchanged for 100 pre merger shares)
    e. Keystone Capital Resources, LLC (controlled by James W. Zimbler) post merger capital contributor, shareholder :3,050,000
    f. New Century Capital Consultants Inc. (Darlene Pergola, President) post merger capital contribution, shareholder :200,000

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

There were no unregistered securities sold within one year prior to this filing detailed above.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The exemptions for the unregistered securities listed in ITEM 5(a) are pursuant to Regulation D and Section 4(2) of the Securities Act.

ITEM 6. Other Present or Proposed Offerings
No

ITEM 7. Marketing Arrangements
(a) None
(b) None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
None

ITEM 9. Use of a Solicitation of Interest Document.
N/A

PART II –OFFERING CIRCULAR

INICIA INCORPORATED

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: Fifty six million (56,000,000) common shares

Minimum number of securities offered: None

Price per security: $ .01 per share

Total proceeds: If maximum sold: $560,000; If minimum sold: N/A
(See USE OF PROCEEDS #9 and #10 on Pg 33, and RISK FACTORS Pg. 8)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? ____% N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No
(See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
________	________	________
________	________	________

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of fifty nine (56) pages.

THE COMPANY

1.	**Exact Corporate Name:**	**INICIA INCORPORATED**
	State and date of Incorporation:	**State of Delaware on May 28, 1986**
	Street address of principal office:	**360 East 55th Street 13G, New York, NY 10022**
	Company telephone number:	**(646) 233-4164**
	Fiscal year:	**December 31**
	Person to be contact at Company:	**M. David Sayid, Esquire, at (212) 262-6188 (cell) or at** **Sayid and Associates LLP,** **408 West 57th Street, Suite 8E,** **New York, NY 10019, (212) 262-1166 (office), (212) 247-7535 (fax).**
	Telephone number (if different):	**Not applicable**
	Date of Offering Circular:	**July 15, 2009**

RISK FACTORS

2. Risks to Consider Regarding our Company

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company has minimal capital for operations currently and has needs for immediate funding to complete most of its planned products and services outlined in this document over the next twelve months. This includes the i2d division's IQM, all the Inicia Studios' video projects, and – except for www.tglife.com – all of the planned i2 Interactive Media division's online publications, communities, social networks and resource centers. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;

- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the breakeven point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website communities and publications, digital software products, and video content productions. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 500,000,000 common shares. As of March 31, 2009, there were 104,388,300 issued and outstanding shares of Common Stock, of which 84,000,000 shares have a one (1) year legend restriction in accordance with Rule 144. The Board of Directors has authority to issue the balance of 395,611,700 shares of their authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Some of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of our targeted markets, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Limited Operating History

We cannot guarantee that we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company believes that it will be able to use all of its net operating loss carry forwards in future periods; however, to be conservative the Company has not recorded the related asset in the accompanying financial statements.

Employees

As of March 31, 2009, the Company employed 6 persons: Bruce T. Dugan serves as Chairman and CEO, publisher of the i2 Interactive Media division, and Executive Producer of Inicia Studios. James W. Stearrett serves as Chief Financial Officer. Larry Schulze, a director and vice president, is director of sales and serves as Editor in Chief for the i2 Interactive Media division. He will also oversee and build the sales and editorial teams of all future online publication properties. Mario Delfino, a director and vice president, is Chief Technology Officer. He is the Company's lead software programmer; writing the code for the Company websites, as well as oversees the i2 Media Lab division that provides software programming to third party clients. Mary Ann Zimmer, a director, corporate Secretary and Treasurer, serves as Vice President of Business/Legal Affairs. Robert Buontempo serves as research and project leader of the i2d Digital Products division. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Dependence on Key Personnel

The success of the Company is highly dependent on certain key personnel, particularly Messrs. Dugan, Delfino and Schulze, all of whom will be the driving force behind the introduction and implementation of all corporate policy and infrastructure growth, and will be responsible for implementing the Company's short and long-term strategies. Therefore, the loss of Messrs. Dugan, Delfino or Schulze or any other key manager could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

No Assurance of Planned Growth; Inability to Grow could adversely affect operating results

The Company has yet to experience rapid and substantial growth in Company operations and revenue since it began operations. The Company intends to pursue a growth strategy for the foreseeable future and to broaden its product offerings to include new types of products that have little or no track record. There can be no assurance that the Company will be able to expand successfully and operate profitably. It is also expected that such expansion plans may require the Company to hire additional personnel which will substantially increase its operating expenses in the short-run. Since management expects that there will be a time lag between the expenditure of funds and the receipt of any revenues from such expansion efforts, the Company's results of operations may be adversely affected in the short-run. There can be no assurance that the Company will anticipate and respond effectively to all of the changing demands that expanding operations will have on the Company's management and operating systems. The Company's failure to meet its anticipated hiring needs and to adapt its systems could have a material adverse effect on its results of operations, financial condition and business prospects. Further, there can be no assurance that the Company will ever achieve its planned growth or broaden its product offerings, and the failure to do either could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

Substantial Leverage can reduce net income and cause losses

The Company's Certificate of Incorporation and Bylaws do not limit the amount of indebtedness the Company may incur. The Company may wish to leverage its assets through securitizations and other borrowings, generally through the use of warehouse lines of credit and reverse repurchase facilities. The percentage of leverage used varies depending on, among other things, the Company's estimate of the cash flow that its assets will generate, and the stability of that cash flow. There can be no assurance that the Company will be able to continue to meet its debt obligations resulting from leverage and, to the extent that it cannot, the Company risks the loss of some or all of its assets.

Broker –Dealer Sale of Shares

The Company's stock is considered a "Pink Sheets" listing, and trades on the OTM (over the counter market). The Company will not qualify, nor does it have any intention in the foreseeable future in attempting to qualify for listing on the NASDAQ or any other exchange.

Limited Public Market Activity; Volatility of Stock Market

Prior to the Offering, there has been limited trading activity for the Common Stock. There can be no assurance that an active trading market will develop or that the purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the Offering Price. The Offering Price of the Common Stock was determined arbitrarily within in the Company and may not reflect the market price of the Common Stock after the Offering.

Anti-Takeover Effect of Delaware Law

The Company is incorporated as a Delaware corporation and as such will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning more than 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock -- Certain Provisions of Delaware Law."

Failure to File Exchange Act Reports

In May 2002, the Company filed for bankruptcy protection, and while the Company was in bankruptcy the previous officer and control persons failed to file any necessary Exchange Act Reports. On October 16, 2007, the Bankruptcy Court Judge issued an order approving the asset purchase and authorizing the sale of the corporate shell. In July 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"), wherein the Purchasers assumed control of the Company. In September 2008, the Company entered into a reverse merger with Inicia Incorporated, and upon the completion of said merger new Officers and Directors were appointed. The Company changed its name to Inicia Incorporated and filed for a new trading symbol (INIA), which became active in December 2008. Due to the failure of the previous Officer and other Control persons of Elgin Technologies Inc (the shell) to file Exchange Act reports between 2002 and 2008, the Company failed to report any financial information to the shareholders and the market as required by the Exchange Act of 1934. In addition, the failure to file the reports required by the Exchange Act could result in an enforcement proceeding by the Division of Enforcement of the Securities and Exchange Commission. Such an action could result in the Company being required to file all missing reports from 2002 to 2008, causing an additional significant expense to the Company or in the extreme the Company losing the registration of its shares with the Securities and Exchange Commission.

Development Stages of Business

Since 2006, the i2 Media Lab (3rd party software/ website development) division of the Company has generated revenues. The i2 Interactive Media division (online publishing) has had ongoing operations (with one website community in BETA; generating marginal revenue from advertisers since 2005. Inicia Studio (HD video production) has produced test products that have gotten over 500,000 views on YouTune.com. However, this division has not yet engaged in revenue generating activities, and i2d (Digital products) divisions remain in the development and preplanning stages. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding prospective client base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a $560,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for start-up costs, the implementation of a marketing campaign and presentation of the Company's services for a period of one (1) year. If only a fraction of this Offering is sold, or if certain assumptions contained in the Company's Offering Circular prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's Offering Circular.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a new products and services, and sophisticated marketing and promotion campaigns. Any expansion of operations the Company may undertake will entail risks, such actions may involve specific operational activities that may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's prospective business activities.

Client Base and Market Acceptance

While the Company management believes it can develop a prospective client base through the marketing and promotion of its products and services, the inability of the Company personnel, to further develop such a prospective client base could have a material adverse effect on the Company's financials. Although the Company's management believes that its proposed products and services offer certain advantages over competitive companies and products, no assurance can be given that the Company will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's services.

Possible Fluctuations in Operating Results

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including the successes and failures of its employee base, operations, profit sharing results, seasonality, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products or services or that the revenues from such products and services will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants that may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Common Stock of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds" (See Pg. 33). The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Common Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control By Management

As of March 31, 2009 the management of the Company owned approximately 84% of the Company's outstanding shares. Upon full completion of this Offering, the management of the Company will own approximately fifty two (52%) percent of the issued and outstanding shares, and will thereby have voting control of the Company; able to elect all of the directors and continue to control the Company. The combined voting rights of the investors will therefore be a minority percentage of the Company's Common Stock and will not have the ability to control a vote of the Company's Shareholders or Board of Directors. (See "*PRINCIPAL STOCKHOLDERS*" No 47, Pg 42).

Dividend Policy

The Company intends to not pay any dividends, and therefore retain any initial future earnings to fund operations and expand the Company's business. A holder of Common Stock will be entitled to receive dividends only when, as, and if declared by the Board of Directors out of funds legally available therefore. The Company's Board of Directors will determine future dividend policy based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

Dilution

Purchasers of Shares will experience immediate and substantial dilution of $ (0.000056) in net tangible book value per share, or approximately 64.34% of the assumed offering price of $.01 per share (assuming maximum offering proceeds are achieved). Additional Shares if issued by the Company in the future will also dilute a purchaser's investment in the Shares. (See "CAPITALIZATION" Pg. 34.)

Long Term Nature of Investment

An investment in the Shares may be long term and illiquid. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time.

Compliance with Securities Laws

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable New York Securities Laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Arbitrary Offering Price

The price of the Shares offered has been arbitrarily established by the Company, based upon such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Placement Agent

The officers and directors of the Company without compensation offer the Shares on a "best efforts" basis. Accordingly, there is no assurance that the Company will sell the maximum Shares offered or any lesser amount.

NOTE: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

Forward-Looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

Mission/Vision

The mission of Inicia Incorporated is to increase shareholder value through the creation, maintenance (and/or merger or sale) of a series of niche specific lifestyle and/or interest online magazines, social networks and resource centers that the Company has -- or intends to launch (and/or acquire) -- to create greater profits for the Company. It is also engaged in three (3) other areas of operations; niche specific video productions, created by the Company, will be broadcast through the aforementioned online properties -- as well as other ad supported Internet outlets -- and possible traditional distribution channels. The Company's software development team has identified unique software products for digital media devices as well as software applications for PC and web-based services that it intends to create and distribute. Lastly, the Company provides third party contract services (software and website programming & development) to clients worldwide on a job-by-job basis.

History and Organization

The Company, incorporated in 1986, has gone through several name changes and areas of operation focus. Prior to September 2008 the company was known as Elgin Technologies, Inc., traded under the symbol ELGN, and had been in bankruptcy since May 2002. In July 2008, the Elgin Technologies Inc "Shell" was purchased by Keystone Capital Resources LLC and New Century Capital Consultants Inc. pursuant to a court *Shell Sale Order* approval (see Pg 42). On September 23, 2008 Inicia Incorporated, a closely held Delaware company, entered into a reverse merger agreement with Elgin Technologies Inc. After said merger the Company then changed its name to INICIA INCOPORATED and applied for a new trading symbol and began trading under the symbol INIA in December 2008. Management of the PRE-merger Inicia, in accordance with the Merger Agreement, were then appointed to fill all seats on the Board and elected Officers in the post Inicia Company. This explanation is provided so that the reader of this document can differentiate between the closely held per-merger Inicia Incorporated and the publicly traded post merger Inicia Incorporated. *(NOTE, note that because the Elgin Technologies Inc. shell was purchased out of bankruptcy clear of any assets or liabilities, that the history below, as well as the operating results in later section (when referred to as prior to September 23, 200) reflects the operations of the PRE MERGER private entity in an attempt to provide the reader a better background and understanding of the current company operations and direction. The industry and focus of the Company under the name Elgin is no longer relevant and the results of operations since its 2002 bankruptcy until the merger (September 23, 2008) were insignificant.)*

Before incorporating Inicia Incorporated (as a private company) in 2005, founder Bruce T. Dugan, began developing an online concept to bring together magazine content, resources and social networking capabilities inside a single website platform. He hired Mario Delfino, a software programmer, who converted his ideas and drawings into a functioning website presence on the Internet: www.tglife.com (operating in BETA testing mode).

Mr. Dugan, then enlisted the assistance of Larry Schulze, the founder and former Editor in Chief of a print publication that was distributed in several countries (GIRL TALK MAGAZINE), to join the effort and serve as Editor-in-Chief of the Beta website (www.tglife.com) that Messrs. Dugan and Delfino created. During the development phase of the project Messrs. Dugan and Delfino found each other's strengths compatible and formed a partnership (i2medialab.com) to develop relationships with international clients and provide those clients with third party contract software design & development services: databases mapping, website architecture, moving images and 3D animation for the Internet and broadcast presentation.

Shortly before www.tglife.com went live in BETA mode, Mr. Dugan formed Inicia Incorporated, while Mr. Schulze was pursuing advertisers to advertise on the existing Beta site to create a small cash flow.

Inicia Incorporated was incorporated in Delaware 2005, as a closely held corporation, and the operations referred to in this document are derived from that entity. That entity, on September 23, 2008 entered into a reverse merger with Elgin Technologies, Inc., a publicly traded company under the symbol "ELGN". The merged company operates under the original Elgin Technologies Inc. Certificate of Incorporation and By-Laws. Immediately after the merger, the Company filed for a change of name and trading symbol. The Company is now known as Inicia Incorporated and trades under the symbol INIA.

Prior to and during the merger process, Mr. Dugan began to reach out to other professionals with specific expertise – in the areas of business affairs, music, video production, and product distribution – with whom he had personal friendships and worked with previously—whose involvement will help expand on the Company's concept of a multi-media vertical market approach being tested with www.tglife.com, and which the Company intends to apply to other non-related niche markets.

The Company has expanded its core management team in 2008-2009 with the addition of James. W. Stearrett, Mary Ann Zimmer, and Robert Buentempo (See MANAGEMENT Pg. 38). The Company also aligned itself with industry leaders who will assist the Company on a contractual basis, in crucial areas such as public and media relations, business affairs, product development, distribution and film production. The majority of the management team and its principal operations (corporate administration, the online publishing properties and their management team, advertising sales, project development, business affairs, and M&A) are based in New York, NY, with satellite operations in Elizabeth, New Jersey and Harrison, Arkansas. The Company's lead programmer, Mario Delfino resides in Buenos Aires, Argentina and operates out of an office the Company has established there. There Mr. Delfino has access to subcontract programmers and designers at reduced rates as, and if, needed. James Stearrett, the Chief Financial Officer has relocated from San Diego, California to join the Company, and is temporarily residing in Buenos Aires as he sets up accounting work flow processes for that division.

3 (a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Overall, the Company can be characterized as a software and media development and distribution company. The Company has four (4) distinctive areas of operation, however, the work in these areas are overlapping and performed by some of the same individuals. Therefore, in this regard, these areas, though branded separately, are not currently treated as entirely stand alone. They include: online niche specific publishing, niche specific video programming and production, developers of software products for the consumer marketplace, and a third party software/ website developer providing services to commercial clients worldwide.

1. Software and Website Development Division: (***www.i2medialab.com***, *New York, New York and Buenos Aires, Argentina)* This division: **(a)** designs and develops static page websites (information only, no database) or complex dynamic page websites (database driven with interactive webpage content, meaning that any member of a given website can post content – such as MySpace, Facebook, iVillage) for clients worldwide on a contract work-for-hire basis; **(b)** has designed a working prototype of two software product solutions for the Internet, which are: (i) a content management system used to publish online magazines, resource centers and social networks, and (ii) software to operate and manage e-commerce websites, of which the Company intends to license these software solutions to existing or would be publishers and/or e-commerce businesses.

Also, this division **(c)** writes computer code using a variety of computer languages (the 'code' is the command, or string of commands that tell a computer how to respond to various actions) to create software applications (a group of codes bundled together to complete desired task, like organizing and/ or manipulating music files or tracking sales reports, for example) that the New Products Division (see below) conceives, and will then sell as a stand-alone packaged product or 'plug-in' (that may be used with other existing applications). Services (a) has generated revenues since 2006 and products (b) and (c) require funding from this Offering Statement to complete final development, packaging and subsequent marketing efforts.

2. New Products Division: (*i2d, Elizabeth, New Jersey*) – This division currently has no completed products ready for the marketplace, and has not generated any revenue to date. The intent is for it to focus on developing digital software products and applications (#2 on Pg 17) that can be sold to retail customers -- through traditional CD/DVD distribution outlets such as Walmart, Target, etc. and/or digital downloads through a variety of websites or digital media devices. Please note that the Company does not have any distribution agreements with any of the distribution outlets mentioned above: they are potential outlets only that the Company will contact at the appropriate time. At the present time, this division is in the planning stages, and has one product on the drawing board (see Pg 17; #2 IQM). It intends to complete, package, distribute and sell this product with proceeds obtained from the success completion of this Offering.

3. Video Production Division: (*Inicia Studios, New York, New York.*) To date, this division has produced ten (10) low-cost 5-minute test videos, funded by advertising revenues from TGLIFE.com (see #4 below) and geared towards that niche audience. Those test videos were not solely created to generate revenue, but were also created to test the concept of niche programs. To date, these videos have received over 500,000 views (or hits) on YouTube.com over the past 12-18 months (as indicated by the automated counter on each of the ten YouTube.com pages where our videos appear). Therefore, the Company plans (with proceeds from the successful completion of this Offering Statement) to produce longer, better quality format programming (for many different niches that coincide with the publishing division's audiences) and distribute them through the Company's niche market websites (and other net outlets like YouTube.com). It also intends to produce one-off HD video broadcast feature movies and documentaries, also, in many cases, targeted to the Company website niche demographics. (See Pg 17 #3 for more details).

4. Publisher of online lifestyle communities and publications: (*i2 Interactive Media, Harrison Arkansas –*) Having designed and built a dynamic page website template that brings together the best practices of an online (refers to access via the Internet) magazine, resource directory and social network, the Company has one website currently online in BETA test mode, which has been generating ad revenue since its inception (see Statement of Income and Loss - See Page 47). The Company intends to launch a series of other non-related niche sites (with proceeds from the successful completion of this Offering Statement *–Existing and Planned Publication Communities* on see Pgs. 18/19). These Company owned websites deliver multi-media content (text, photo, video) in an interactive seamless environment (the content, interactive capabilities of the site, its members, administrators and advertisers are interlinked, creating a very low administration maintenance and user friendly environment. Although all the Company's publication sites will have different content and demographics, they will all have similar functional characteristics. Therefore, the Company's publication sites can all operate using the same i2m architectural model, which will allow the Company to create new sites quickly and cost effectively.

Many of the components of this i2m model are Internet standards. However, the model also provides: (a) niche specific vertical content/ marketplace; (b) international, national and local content and resources; (c) powerful planned group tools; (d) seamless environment; (e) advanced advertiser tools for instant result reports, ad reservation system, product marketplace, and (f) the ability for advertisers to contribute to the site content as experts in their field, and interact with general members and (g) follow Me Box: one click access to member email, alerts, profile link and more.

The content of each site is niche specific, but the customary components that drive the sites include the following:

- Lifestyle (or interest) specific magazine content with staff writers (topic or location based columns)
- World News aggregated from many sources, Site Announcements and Groups News
- Tips (by category) written by experts (many our advertisers), staff and contributing members
- Humor section (cartoons, or text with photos, videos)
- Letters to the editor: notes from readers to the Editor
- Chat Rooms (public and private) where members can come together and communicate
- Instant Messenger Systems, where members can type messages to one another in real time
- Forums; multi-level, a place to read member comments and post responses
- Contests and quizzes; interactive areas where members can attempt to win prizes
- Events calendar (world events, group events, member events, Friends Night Out gatherings)
- Media Guide (Cinema, TV, and Web events -- such as scheduled chats, web video, web radio)
- Groups – essentially a fully functional website for anyone who has a social club or organization that appears within our website community
- Member profile pages – about me, photo gallery, blog, calendar, friends network, email, alerts
- Marketplace: advertiser promoted discount products/ services, member classified sections,
- Library – member contributed content by category
- Personals – search criterion for club pals, shopping buddies, romance, pen pals etc.
- Photo Galleries – member contributed photos by gallery categories
- Polls
- Video player – i2m video programming as well as member contributed content and links
- Resource Directory:
    1. Glossary of Terms
    2. History – categorized by people, places, events of historical importance
    3. Shopping – product and service providers by location and category, with contact info
    4. Learning Center – lessons in a variety of disciplines by location and category and contact
    5. Professionals – of, or serving a specific lifestyle – listing by location and category
    6. Venues – restaurants, clubs, bars, hangouts, game rooms etc. by location and category serving the niche demographic of the website

3. (b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product(s) would require a material amount of resources of the Company, and the estimated amount. If the Company is or expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major supply contracts.

1. Software and Website Development Division: (***www.i2medialab.com,*** *New York, New York and Buenos Aires, Argentina)* The products and services offered by this division are mostly produced in-house by management. Chief Technology Officer and lead programmer Mario Delfino writes most of the software codes. From time to time, when it is in the best interest of the Company, graphic arts and programming work will be subcontracted out to third parties. Within the next six months the Company expects to secure 2-3 new programmers on a semi or full time basis.

Meanwhile, the short term plans within forty-five (45) days of the successful completion of this Offering Statement are to:

- Complete the publishing "i2m" website model software solution referred to in section 3(a) #1 above, see Pg. 15), which drives all of the Company niche website communities (currently being used in BETA for www.tglife.com while the next generation of the software is being developed). The template model, will also be offered (sales efforts to begin 30 days after completion of the software model) to third party publishers for either a fee (one time set up fee of approximately \$5–\$7,000 and a monthly subscription fee of \$1,200 - \$1,500, which includes website hosting, server maintenance, software maintenance and upgrades), or a sharing of revenue generated from the third party's website.

- Complete the e-commerce administration software solution (referred to in section 3(a) # 1 above see Pg 15) within 45 days of the successful completion of this Offering Statement. The software will be licensed to third party online stores for a one time set up fee of approximately $100-$300, and a monthly subscription fee of $200-$500, which includes website hosting, server maintenance, software maintenance and upgrades, or a share of revenue generated from advertising and products sold on said e-commerce site.
- Expand sales efforts in an attempt to generate a steady flow of third party project income by initially hiring one part-time or full-time salesperson, compensated with an advance ($1,000 to be funded from this successful completion of this Offering Statement) against future sales commissions.
- Begin search to identify, negotiate and secure additional subcontractors to fulfill lower level design and programming commitments as needed by the Company's third party clients, to free up in-house programmer (s) to concentrate on larger more lucrative projects.

The costs associated with the above goals (except for third party subcontractors and sales agents) are confined to management salaries, and expected to be funded with the proceeds from the successful completion of this Offering Statement.

2. New Products Division: (*i2d, Elizabeth, New Jersey*) –Within this division, the products are intended to be developed in house, although, from time to time, when it is in the best interest of the Company, management may utilize third party programmers, graphic artists and existing software to achieve its product goals. The Company intends to sell these products to the public under one of the Company brands (now existing, or created in the future). Robert Buontempo serves as project manager and will coordinate product development with Company Chief Technology Officer Mario Delfino. .

Products In Pre-Planning Stage

- ***IQM Music Enhancer*** is a software application product in development intended to provide consumers a way to improve the quality of their digital sound recordings through a virtual equalizer (bass, tremble, reduce noise, and more), so that they can save different mixes of that recording for playback on different types of players; i.e. Cell phone ring tone, computer with speakers, iPod with headphone, and/or an auto or home sound system, for example. There are current tools like this available in the marketplace for high end professional sound engineers, but these multiple tools are not packaged into a single product, nor are they user friendly for the average consumer. The unit would sell in hard copy and digital download for an estimated $19.99 and $14.99, respectively. The costs directly relative to this project, and to be funded with proceeds from the successful completion of this Offering Statement, are earmarked for approximately $32,000, which includes software development, packaging, distribution set up and grass-roots marketing.

- ***American Freight Exchange (AFX:)*** is intended to be a complex multi-functional time sensitive software application for the commercial transportation industry (such as, travel reservations for the movement of commercial freight, packaged together in a work-flow system to manage not only the freight movement itself, but also the business and transportation community at large). This project was originated in 1990 by Mr. Dugan. At the present time, detailed stage planning has been laid out, but programming of the product has not yet been undertaken. The Company does not intend to begin any development or expend any funds until 2010, utilizing minimal proceeds from this Offering Statement and future profits generated by the Company's other divisions, and other equity financing.

3. Video Production Division: (*Inicia Studios, New York, NY.*) This division operates in concert with subcontract (pre and post) production service companies around the country. The Company is focused on low-cost productions, and in some cases enters into speculative agreements ("spec") with said production services (where the subcontract production company provides services at a reduced upfront fee for a percentage of back end revenue), thereby lowering the Company's risk.

Products in Pre-development

- *Sports and Law*: The name says it all. A format program intended for initial Internet broadcast and later cable syndication. The show will feature Karen Desoto as host, a legal analyst for MSNBC and Court TV since 2000, (who initially conceptualized the show), who has developed the format with the Company's CEO Mr. Dugan. Long time friends, Ms. Desoto and Mr. Dugan currently have a non-binding verbal agreement, which the Company intends to formalize in writing upon the successful completion of this Offering Statement, although no assurance can be given that a final agreement agreeable to Ms. Desoto and the Company will be realized. The Company intends to produce the "pilot" episode on spec, thereby incurring no upfront production costs, although no assurance can be given that the Company will be successful in this regard. There will be other expenses relative to this program, however they are too small to be considered material.

- *Changing*: Written by award winning playwright Gretchen Cryer, this HD video movie is about the sex change of Bob to Barbara through the eyes of 'her" former buddies at a college reunion. Ms. Cryer and Mr. Dugan have a non-binding verbal agreement to co-produce the project, with the intent of formalizing said agreement after the successful completion of this Offering Statement, although no assurance can be given that terms agreeable to Ms. Cryer and the Company will be reached and any agreement finalized. The Company intends to produce this film in HD video, with proceeds from the successful completion of this Offering Statement, and plan to set aside $30,000 for that purpose, although, the Company will also seek out "spec" agreements with production service companies when possible, though no assurance can be given that such spec arrangements will be obtained.

- *Magazine format programming by niche*: Most, if not all, of our publication/communities would support niche programming intended to be broadcast on the i2m sites, youtube.com and others. With proceeds from the successful completion of this Offering Statement, the Company intends to initially produce five episodes of the new format for TGLIFE.com viewers, to be followed by a format show for two others genres; an online Cabaret featuring Rick Unterberg, recipient of the Manhattan Bistro Award (who has entered into a non-binding verbal agreement with the Company's CEO Mr. Dugan, with the intent to finalize said agreement upon the completion of this Offering, although no assurance can be given that a final agreement will be completed), and a travel program to coincide with the launch of the Company's planned Expat 360 website. The programs will be shot in HD video, with an approximate production and promotion budget of $15,000. Spec production services will be sought out when possible, but no assurance can be given that spec production services will be obtained.

- *Documentaries* – In the gathering of content for the various short form programs, there may arise unique opportunities to shoot additional footage that can be edited into short and/or long form documentary programs to then be aired on the Company (website) video players, other ad supported websites, and/or licensed to national or international cable/TV distribution channels. No specific documentaries are planned at this time, and before shooting said documentaries the Company will conduct research to determine what types of documentaries various cable channels may be in the market to license.

4. Publisher of online lifestyle communities and publications: (*i2 Interactive Media, Harrison, Arkansas*) Having designed and built (in-house) a proprietary dynamic page website template that brings together the best practices of an online (refers to access via the Internet) magazine, resource directory and social network, the Company has one website currently online in BETA mode (www.tglife.com), which has been generating ad revenue since its inception, and intends to launch a series of other non-related niche sites (with proceeds from the successful completion of this Offering Statement) using said model. These Company owned websites deliver multi-media content (text, photo, video) in an interactive environment (all the content, interactive capabilities of the site, its members, administrators and advertisers are all interlinked through the mapping of the website's database so that any action populates throughout the site accordingly), creating a very low administration maintenance and user friendly environment. Although all the Company's publication sites will have different content and demographics, they all have similar functional characteristics. Therefore, they can all operate using the same i2m architectural model, which will allow the Company to roll out new sites quickly and cost effectively.

All sites listed below shall be developed and launched using the i2m publishing software (currently in development and expected to be complete within thirty days of the completion of this Offering Statement) and promoted using proceeds from said Offering Statement.

Future Site Staffing: Company owned website properties (as they are launched) may hire additional staff. These site staff members can be located anywhere in the world and will telecommute (they will work from their homes via computer). These staff positions are to be funded, in part, from the proceeds of this Offering Statement, and maintained by the revenue generated from the website they are hired for. Those staff positions include:

- Community Manager; responsible for database, groups, resources, news, events.
- Managing Editor; oversee and manage editorial writing staff.
- Promotion Manager: Create and manage contests, special promotions, and online marketing

Existing and Planned Publication Communities Owned and Operated by the Company

*With the completion of the software to drive these sites the launch of each new site requires initially (a) content to populate the site and (b) minimal promotion expense (see **3c** – Page 25), and (c) administrative effort from management.*

- *TGLIFE.com* – (currently operating in BETA and generating ad revenues.) An advertiser, supported site by, for and about the transgender community; providing news, information, resources, entertainment and social community networking.
- *Mix Lab* – (In development with plans to launch within three months of the completion of this Offering Statement.) An advertiser, affiliate, product placement and special promotions supported music engineering website, additionally, to provide cutting edge information about sound recording. The site also provides member forums, features and an online virtual recording studio where members of the site can choose songs from the library or upload them (send music files from their computer to the sites recording studio). At the member's choise, the results of these efforts can be entered into the contest to win various scholarships and prizes, as well as, receive feedback on their work from the site members.
- *Expat360* – (In development with plans to launch within three months of the completion of this Offering Statement.) An advertiser and special promotions supported site for English speaking ex-patriots or "expats". The term is often used in the context of Westerners living in non-Western countries.
- *YesOrNoAmerica.com* - (In development with plans to launch within five months of the completion of this Offering Statement.) An advertiser supported site focused on the topics of the day, where readers can post their thoughts via a forum, answer the poll of the week on the hottest topic, and, columnists in a cross fire manner respond to the weekly topic (poll) question: one in the positive and the other defending the negative.
- *TeenPopStar.com* – (In development with plans to launch within six months of the completion of this Offering Statement.) An advertiser, corporate sponsor, special promotions and product sales supported teen site providing news, information, entertainment, resources and community social networking. It will feature an online contest (i2m provides the tools to create and record music and video demo's online from the users home PC or MAC) and the teen can then post their talent (songwriting, singing, dancing, lip singing, etc.) to the site for the members of the site to choose the winners. There are no judges, as management believes that bad talent can be as entertaining as good talent. The site will also build out a citizen's reporter network comprised of aspiring teenaged journalists reporting about teenage issues, and serve as a platform to showcase journalism talents (reporting, photojournalism, editing and more) and provide scholarships for some of the best; the scholarships to be underwritten by a combination of corporations, colleges and universities.
- *LatinoPopStar* – (In development with plans to launch within nine months of the completion of this Offering Statement.) An advertiser, affiliate, special promotions supported site using the i2m magazine, resource center, community platform, providing much of the same as TeenPopStar, only not confined to teenagers and not providing the journalism scholarship program.
- *The Game Room* – (In development with plans to launch within twelve months of the completion of this Offering Statement.) An advertiser, affiliate, and special promotions supported site that provides the structure and tools for gaming clubs to organize their (offline and online) member games and tournament events, results, point leaders lists, communications, social networking and more.
- *Transport Matrix* – (In development with plans to launch within eight months of the completion of this Offering Statement.) An advertiser and member subscription supported site for transportation professionals; providing info, community, products and services, with the intent of building critical mass as a member based organization to leverage better products and services for its members. This site will serve as a precursor to the AFX network to be developed at a date in the future (as referred to in New Products Division #2 on Pg 17)
- *TGerotica.com* – (Semi completed in Beta testing.) An affiliate, advertising and subscription supported magazine-community site, with external site listings, external site reviews and links, classifieds, and social networking capabilities for adult-themed transgender lifestyles. Launched as a stand-alone site with the intent to be interconnected with Sexxlife.com (see below) at a later date.
- *Sexxlife.com* – (In development with no launch date yet planned.) An affiliate, advertising and subscription supported magazine-community (adult theme-between Playboy and porn) site using the i2m magazine, resource and social networking structure referred to previously.

Communities Owned by Others that the Company wishes to joint venture with.

- *Business Pipeline* – currently owned and operated by a friend of the Company's CEO Mr. Dugan, the site is not currently using the i2m software model, nor does it have any involvement or affiliation with the Company. There has been a non-binding verbal discussion between the principal owner of Business Pipeline and Company's CEO Mr. Dugan to convert the site to the i2m software, or for the site to be acquired, but no assurance can be given that any future discussions will result in a formal agreement. The site would be intended to be an advertiser and subscription services supported site for small under-the-radar- entrepreneurial companies to find news, information, resources and networking tools.

- *Penniless Lover* – (In predevelopment with plans to launch within twelve months of the completion of this Offering Statement.) An advertiser and product sales supported 'how to' and tips site for young men; providing information and resources for dating and romancing "big" on a small budget. Conceived by award winning playwright Gretchen Cryer, who would be the featured columnist. A non-binding verbal joint venture agreement has been discussed between the Company's CEO Mr. Dugan and Ms. Cryer, but there can be no assurance that an agreement will be finalized.

RESEARCH AND DEVELOPMENT

The Company currently has no formal Research and Development program. It has a series of project development plans as indentified in this document, and will rely on its management team to stay ahead of the cultural, technological and social trends and/or adjust to changes in the marketplace in regard to those project plans. To date, the Company has spent insignificant sums of money on research and development, mostly in the areas of online gaming and other online software application investigations. The Company will engage in research as it pertains to any future planned documentary productions, by contacting former distribution companies that management has worked with, such as Tapestry International, to gain insight to the types of programs that various cable channels may be in the market to lease. However, upon the completion of this Offering Statement, the Company doesn't intend to expend any significant funds on Research and Development in the immediate future, until, at least, the current slate of projects are completed, become operational and generate cash flow, at which time a better assessment can be made as to the needs of the Company.

General Market Overview of the Internet's Impact on the Media and Entertainment Industry

In the past ten years the Internet and digital media has grown at a rapid pace: "CDs continue to go the way of the 8-track, losing further ground to digital music." (*Variety Magazine, July 2008.*) Consumers have taken to the World Wide Web (the Internet) like bees to honey, finding the electronic medium convenient, efficient and cost effective.

And it's not just music that has made a growing footprint in the digital space; others forms of media like books, television programming, multi-user games and more are also making great strides.

Social networking sites have exploded in popularity. MySpace.com has over one hundred million users and Facebook.com has recently taken the lead with more. Both of these companies are continuing to expand their networks via different marketing plans: Facebook.com, for example, has been used by members to help target blood donations, (*New York Times, March 10, 2008*), and has opened up its site to outside programmers to add a host of new applications to the site (*MSNBC, May 28, 2007*), while "MySpace, the world's biggest and most popular social network, and three of the world's largest music companies, SONY BMG MUSIC ENTERTAINMENT, Universal Music Group, and Warner Music Group (NYSE:WMG), today announced the formation of a landmark joint venture, MySpace Music." (*Reuters April 3, 2008.*) This demonstrates the limitless possibilities in how online communities can be used.

Online video continues to expand with sites like YouTube.com providing a free distribution outlet to anyone with a camera, and extends well beyond the home grown self broadcasting concept it started with to now include trailers to promote full length theater films and TV shows, as well as actual recurring format programming.

"When the fourth season of 'The Office', an NBC comedy, had its premiere in September 2007, one in five viewings was on a computer screen instead of television (9.7 million TV vs. 2.7 million OL). The Office is on the leading edge of a sharp shift in entertainment viewing that was thought to be years away." -- *New York Times, Serving Up Television without a TV Set, March 10th, 2008.*

In the past six months, *Grey's Anatomy* has been streamed 26 million times, and analysts say that *Heroes*, *Ugly Betty*, *CSI*, *House* and *Gossip Girl* are some of the other online hits. Furthermore, other, less known shows, like *Chelsea Lately*, a late night talk show hosted by Chelsea Handler launched in July (2007) on the E channel, is effectively using the Internet and podcasts to promote the show through 3-4 minute clips.

"The consciousness of video on the Net has elevated pretty dramatically in the last year or so, and the next phase is really providing a higher quality video experience for that audience demand," said Sean Carey, senior vice president of Sony Pictures, which launched six comedy originals last month on its online comedy network CSpot via Crackle, YouTube, AOL Video and Hulu.

"Among the 18-34 set, the proportion who watch online videos on a weekly basis increased forty-two percent, up from twenty-eight percent last year according to a February 2008 study by Leichman Research Group." (*TV Studios Explore Online Horizons – Buenos Aires Herald, March 16, 2008*).

Because of these and other continually changes trends, the Company has identified particular areas, and projects within those areas, that it is focused on exploiting.

3 (c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographical area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service or other basis. Indicate (by attached table if appropriate) the current or anticipated price or price ranges for the Company's products or services, or the formula for determining prices, on how these prices compare with those of competitors' products and services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

ONLINE PUBLICATIONS: *i2 Interactive Media division*

Target markets for the Company owned online communities, magazines and resource centers are niche specific lifestyles and interests, and therefore, are significantly smaller than the mass markets reached by sites like My Space, Facebook or YouTube. The potential member base can vary greatly in the target niche areas the Company intends to compete. While the entire North American market for the Company's TG LIFE.com site, only has 8 million potential members (the demographics are transgender people ranging from 21 to 70 years of age), the potential North American market for the Company's planned TeenPopStar.com, is 45 million. The demographic for Teen Pop Star crosses gender lines ranging from pre-teens (8-12 years old) to eighteen (18).

In addition to the significant variance from niche to niche, it is important to point out that all of the Company's existing websites, have or are expected to have an international member base (some in the English language and others in multiple languages. For example, of the total member base of the Company's www.tglife.com, 78% are from the United States, while the remaining 23% are from other countries). Thus, the overall potential member bases of those sites (exampled above, as well all the Company future planned sites) would potentially be greater than solely the North America examples provided above.

The Internet provides access to various products and services, information, entertainment, and communication services, and people spend countless hours on the Internet seeking out same from multiple sources. The profile of our target customer is someone with a specific niche lifestyle or interest that would enjoy having all that information, entertainment, community, and resource in one place: a vertical marketplace. Because our sites are niche specific, our member base is more likely to buy products and/or services from advertisers with niche specific products and services geared towards them.

Publication, community and resource center sites compete for readers and members by providing entertainment, information and/or community (social) interactivity. On the other hand, e-commerce sites customarily provide products. While there are many social networking sites for specific niches, there are only a few that also offer resources and/or content (text, photo and video), and fewer still that approach content in an expanded magazine format. The Company's management believes its competitive edge is that in all of its websites; it will provide all three components (social networking, resources, and magazine content) in a single environment. Some of the Company's expected competitors charge membership fees. The Company does not.

Within the smaller niche market, there may be thousands of sites around the globe clamoring for reader and member attention, some of which have already established large member bases. The Company will have to compete with these existing websites in a continuing effort to stay viable. The niche space, however, is created mostly by smaller entrepreneurial home grown endeavors. While they are all passionate about their websites, the Company expects to be better financed (through the successful completion of this Offering) than many of its competitors and therefore, better able to generate professional content, deliver content more consistently and market that content with greater impact. Furthermore, because the Company has sustaining in-house software division, it expects that it can maintain a lower cost of operation to output ratio for technology than its competitors. There can be no assurances however that the Company will successfully compete the Offering or operate profitably.

While the Company believes that it can penetrate the marketplace with a better product, there are no assurances that before it can succeed in that effort that a larger and better funded company may not simply adopt the Company's concepts and focus on the niche marketplace. The Company plans on filing patent pending registration for its software and website architecture wherever applicable. There is no assurance that such patent (s) will ultimately be approved. Accordingly, the Company must not only rely on the existing online website model, marketing plans and any special promotions concepts it has, but also Management's ability to keep moving forward creativity to stay ahead of its competitors.

The first of the Inicia online website communities was TGLIFE.com, a site by, for and about the transgender community, currently operating in BETA mode. The Company intends to upload all the components of the fully completed software within thirty (30) days of the completion of this Offering Statement and officially launch the site, begin its promotion and marketing plans. Currently, there are three (3) primary commercial (privately owned) competitors: URnotAlone.com, TGForum.com in the USA and Trannyweb.com in the UK (ranked 134,000, 1,047,000 and 950,000, respectively on Alexa.com (website ranking system owned by Amazon.com). All three (3) of these entities have been fully functional and 'on the web' since the 1990s. TGLIFE.com, was launched in BETA mode in 2006 as it continues to build out the site section by section. TG LIFE has not yet fully completed all if it's planned site functionalities, nor has it engaged in any promotional efforts to date, other than its weekly newsletter to existing members. With the last published upgrade to the TGLFE software in March 2008, traffic increased from 25,000 (January 2008) to 41,000 (April 2008). Although no assurance can be given, the Company believes that with the full completion of all the site functionality and an effective promotional campaign that it can actively compete with most, if not all, of its competitors.

Of the Company's current competitors, Urnotalone.com ranks the highest on Alexa.com, and is primarily a transgender social networking site consisting of member profiles. It also provides some content through aggregated world news and limited creative content. TGFORUM.com has a wider selection of varied articles, but is more limited in its social networking capabilities. TRANYWEB.com is mostly a social networking site, with resources and content provided via membership blogging. The Company's management believes they are different from their competitors because management believes it can offer a more comprehensive online experience to its members.

The second site scheduled for launch, within ninety (90) days of the completion of this Offering Statement, is Mix Lab, a site geared towards sound recording engineer enthusiasts. The site intends to incorporate all of the magazine, resource and social networking components that TGLIFE utilizes, but also allows members to actually mix sound recordings – just like they would in a recording studio – online, and then present that musical work on the site for critiques by career engineers and members, and also compete for contests for prizes, scholarships and other incentives.. After scanning the Internet, although there are sites that focus on music engineering, management believes that none have the breadth or scope of Mix Lab, although no assurance can be given that this is the case.

The third site scheduled for launch, within ninety (90) days of the completion of this Offering Statement, is Expat 360, a site for expats living overseas, but also catering to tourists and travelers. While the exact number of expats living abroad is not currently known, the trend of Americans, Britons, Germans, Australians, Canadians and other Western Europeans relocating to foreign countries has been on the rise over the past decade. The leading online publication for international expats is EscapeArtist.com, ranked at 20,835 on Alexa.com, followed by InternationalLiving.com at 64,354. Both of these sites are fully functioning commercial ventures. However, theses sites appear to be more focused on overseas real estate rather than day-to-day Expat living. In management's opinion, and based on their review of these sites, neither localizes or categorizes its content effectively or provides robust online member community tools. As such, the Company intends to compete by providing global content, categorized locally; information, community, interactivity and resources not provided by its competitors. The site would focus first on Buenos Aires, which is one of the fastest growing expat locations in the world today. The reason for this is that management has relationships with Argentine locals that can help navigate and build its local content, member and advertising base. The Company then intends to embark on a round the world development and marketing trip to build its writing staff, attract local (individual) expats, as well as, expat groups and organizations, to create brand awareness for local and global businesses and advertisers. Targeted locations include Costa Rica; Panama; Uruguay; Colombia; Cuzco, Peru; Rio de Janeiro, Brazil; Madrid and Barcelona, Spain; Namibia, Africa; Bangkok, Thailand; Laos; Vietnam; Shanghai, China; Abu Dabi and Dubai (Arab Emigrants) and others to be named at a later date.

Once a Company owned site is fully operational and begins to acquire market share, it will approach some of their competitors to explore the feasibility of acquiring them in an effort to lower combined costs, eliminate redundancy, increase market share, cost effectively, expand management and increase profits. Moreover, if successful, the Company would then be in position to seek out a larger publisher of sites synergistic to the Company's. These larger publishers may wish to gain additional traffic and market share to add to their own in an effort to position them, as a combined group, for sale to a multi-national by increasing its aggregate monthly viewership.

Based on several articles in recent years, such as *TV Studios Explore Online Horizons (Buenos Aires Herald, March 16, 2008)*, a site needs 1,000,000 unique visitors per month to attract the interest of a large multimedia company (such as New Corp, or Universal/NBC, for example) Such arrangements, acquisitions or sales should be interpreted as potential opportunities only, rather than set goals. Our goals remain consistent: to generate profits and increase shareholder value by whatever means are available to us.

With the completion of the TGLIFE.com "i2m"software model, the sites above (and additional future sites – See Pg. *Existing and Planned Publications* Pgs. 18/19) can be developed for minimal amounts of funding. The launch of said sites will require a minimal advertising budget, some paid content (ranging from $10-$50 per article) to jump start the site. Moreover, the Company intends to pay writers, editors and managers a percentage of ad revenue for taking over the responsibilities of a particular section of each site, thus keeping the Company's upfront outlay of funds at a minimum, while providing those writers, editors and managers the opportunity to increase their earnings in direct response to the results of their efforts.

The Internet space changes rapidly, so the competition for the Company's other planned sites may change dramatically in the near future. Once the three sites in this section are completed and launched, the Company will then complete a full market assessment and launch strategy for the other sites going forward; to establish those sites existing and potential competition, a plan of promotion, and overall chances of success. It will then implement the launch, delay or cancellation of those sites accordingly.

VIDEO PRODUCTION: *Inicia Studios*

While many successful programs being aired on the Internet were listed in the General Market Overview of the Internet's Impact on the Media and Entertainment Industry (see Pg. 20), it is noteworthy to point out that there are some shows being created specifically for the internet. Independent directors and producers enjoy the quick access that the Internet provides, while larger studios are beginning to see the Internet as a testing ground for new programming or as a promotional tool for existing programming.

In 2007, the Company began to experiment with low budget format programs for its www.tglife.com site. It raised the small production money needed through advertisers ($500.00 each) in exchange for their (the advertisers) video ad to precede the program itself. The programs were then aired on YouTube.com. The advertiser's ad would remain at the beginning of the program, it was agreed, until it received 50,000 views. To date, the ten (10) Company videos have generated a combined five hundred thousand (500,000) views on Youtube.com.

With proceeds from the successful completion of this Offering Statement, the Company has decided to expand this concept and produce higher quality format programming.

With the advent of destination sites like YouTube.com, the short form video space is very competitive. These destination sites essentially provide a free distribution pipeline to would-be producers. The Company, however, expects to be able to compete in this space as it is a companion product that will be cross marketed and supported via the Company websites within the same niche. The existing website member base will be built-in viewers for the videos, while the videos (on sites like YouTube.com) will attract new viewers and potential site members.

Youtube.com is now offering partner programs for small production companies; producers and directors, by where the site provides them an exclusive channel for their programming (see Youtube.com, partnerships). The independent production company then uploads as many programs as they wish, and derives revenue from the ad revenue generated on that page by YouTube's advertisers. The Company's financial goals are based on providing multiple format programs within each of its intended niche channels, and generating an aggregate income of $50,000 per year, per niche channel. It is worth noting however, that the Company has used this target to be conservative, and the YouTube platform does provide the opportunity to generate much higher revenue than the Company's mentioned goals (see below), although no assurance can be given that the Company will attain its financial revenue goals.

"YouTube didn't say how much money partners earn on average, but a spokesman admitted that "hundreds of YouTube partners are making thousands of dollars a month." With about 200,000 viewers for each episode, Buckley, for example, claims to make over $100,000 a year in ad revenue. Other internet personalities use a combination of YouTube's ads and sponsorships or product placements within the videos to maximize earnings" (Marketing VOX, December 2008).

The Company is not a work-for-hire production company, and only embarks on producing projects that it owns or co-produces. As such, it does not earn production fees. It only earns advertising or licensing fees for the programming that it creates.

The Company also intends to produce long form creative and documentary feature presentations. The Company has relationships with many producers and production facility companies, and believes that in some cases it can produce, in part or in whole, programs on "spec," where the company supplying the filming equipment, and/or pre or post editing facilities or services would provide such for a share of the back end profits in lieu of upfront fees, thus reducing the Company's risk.

The financial range of programming that the Company will consider producing will range from a low of $1,000 in cash to as much as $30,000 in cash. Traditionally, these costs can be recouped through US cable/TV licensing fees, leaving additional revenue to be earned through US theatrical, Internet and all foreign revenue channels, plus advertising.

The Company intends to compete and promote its long form feature programming via the international film festival circuit. For its short format or one-off programs, it will promote directly to a niche audience that the program was intended, through its own niche oriented website for that niche, and/or YouTube.com and other Netcast (Internet based) distribution channels.

There are literally thousands of production companies competing in the video production marketplace. There is no true formula for success except a great finished product, along with good timing in presenting that product in the marketplace. To that end, the Company will rely on management and its co-venture partners to demonstrate their ability to identify great projects and to effectively deliver those projects to the marketplace.

*NOTE: Company CEO Bruce T. Dugan and Vice President Larry Schulze, collectively, have hands on experience in format programming and long form film production. (*See *Management* Pg 38).

THIRD PARTY CONTRACT SERVICES: *i2 Media Lab division*

There are tens of thousands of third party service companies worldwide that provide the same services as that of i2MediaLab, which includes computer software programming, website design and development and website hosting. Each of those companies can range in size from a single sole proprietor to a company with hundreds of employees.

In today's marketplace, companies are reaching out to third party development and design companies more and more; as they know that to be competitive they need a presence on the Internet. Therefore they need a website, or in many cases need to upgrade or expand their existing websites.

i2 Media Lab approaches potential customers in predominately one of two ways.

Contract Software/ Website Development Services. The Company has accepted projects on a job by job basis; either by the hour or a flat project rate, and will do so in the future. These jobs can be as simple as encoding a single website page to developing a full database driven website, or developing applications to run sales, operations, or accounting functions within a company's interoffice network. These jobs can range from $400 to $60,000. As an American company fluent in English, with our highly skilled programmer (s) operating in our Buenos Aires office, we can offer premium programming, offshore pricing without the language barrier that is indicative of most offshore services, and this is our competitive edge: quality and price. The Company competes for work in three ways: (1) online advertising to attract potential clients to contact us; (2) responding to online project bids on a variety of sites (such as Craigslist.com); and (3) attracting foreign clients through word of mouth based on the reputation of our lead programmer in Argentina clients, such as Banco Santander Rio, and Raul Othacehe, an Argentine politician (although, foreign revenues only accounted for 5.6% of total sales in 2008 and are not expected to be significant in the near future. See question 50 on Pg. 53).

Licensing Software Solutions. The Company is in development of two (2) turnkey website solutions that it will license to clients on a recurring basis. A client may be looking to contract a company to develop and design an e-commerce website, or for example, a content management system for an online publishing site. The cost for them to have a contract e-commerce site built might be approximately $3,000, while a publishing website might cost as much as $60-$80,000 or more. While i2 Media Lab can perform this custom work on a contract basis, it can also offer that client a second option: license a turnkey ready i2m software solution to run the website, which would reduce the set-up time and upfront costs for that client to obtain a fully functional site. The licensed site will appear customized to any viewer, with a unique graphic style associated with our client -- laid on top of the i2m software. Moreover, the client would also enjoy an ongoing upgrade and maintenance program for the i2m software solution. In this case the client would pay a onetime set up fee of $100-200 with a monthly recurring fee of $300-$500 per month for an e-commerce site, or $5,000 - $7,000 set up fee and $1,200 - $12,500 a month for a publishing site. This includes the graphic design of the website, free semi-annual upgrades of the software, the hosting for that website and maintenance of the hosting server. This provides the customer with a no hassle time sensitive approach that provides them the site they need quickly, allowing them to focus on their core business.

Thus, the small i2 Media Lab staff will in time be working on one website model that serves a multitude of clients, rewarding the Company with an efficient, cost effective model for growth and profits.

Website Hosting: Management does not expect this division to be a substantial revenue center for the Company. To date, the Company only has a hand full of clients that use our hosting services, primarily because they are either friends of the Company that needed low cost hosting, or clients for whom the Company designed and/or developed their website (s). With hosting competitors such as godaddy.com, who provide URL registration and hosting as their primary business, at very low prices, the Company cannot effectively compete on a marketing basis for hosting clients. Therefore, the Company will continue to provide hosting as service only to its development clients, as part of a one-stop shopping strategy.

For clients with 10,000 visitors a month, or less, the Company operates as a hosting reseller, whereby it leases a fully maintained hosting platform for $39.95 per month, which has the capacity for the Company to provide hosting on that server to up to 25 client websites, for which the Company charges a client between $8.00 to $24.99 per month. Should the Company utilize its full capacity of that server, it can seamlessly move its clients to a larger server capable of hosting 100 client websites for $89.95 per month.

For clients that require a hosting platform to support a larger number of visitors per month, the Company has had an ongoing relationship with Voxel.net, a managed server company that supports the Company's publications sites, and can offer hosting to clients at a rate of $349.00 to $600.00 per month, for which the Company earns $35.00 to $250.00 per month. This hosting option as well, is not something the Company expends time or money in promoting, nor does it expect to within the next twelve months.

DIGITAL SOFTWARE PRODUCTS: *i2d division*

The digital software market is broad; with some companies creating multi functional products, while others create single function applications. There are even programmers that focus solely on "widgets," pieces of software that work on the backend of, or in association with, another product.

This division of the Company can be considered a "boutique" operation; maintaining a very low operational overhead or low "burn rate". It will identify niche product needs, and then move quickly to develop a product to fulfill that need. Thus, spending money only in direct relation to the product itself on a project by project basis; for development, packaging, distribution, promotion and advertising.

Specifically the Company intends to focus on products related to digital music recording and enhancement, gaming applications, and widgets. The widgets are customarily delivered via (a) social networks, like Facebook and MySpace, (b) media devices such as iphones, cell phones, and iPods, (c) website downloads and/or (d) traditional CD/DVD outlets.

Digital software design is a highly competitive area, ranging from multi-nationals to single programmers, and there are many companies that are better funded, better positioned and better organized than the *i2d* division of the Company.

Currently, the Company has only one digital product in development. With a price point of $14.99 to $19.99, the IQM Digital Music Enhancer will be sold initially via website downloads and digital devices, such as iPhone or sold in CD format through retail outlets. The product is intended for any consumer that has a digital music library that they listen to via playback on their iPOD, cellular phone, and car or home audio systems. While there are products of this nature in the marketplace today, those products are designed for professional music engineers, while the IQM is designed for the average consumer.

The Company has earmarked $32,000 from the Offering proceeds for this endeavor (See *Use of Proceeds*, Pg. 32)

NOTE: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

3. (d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in respond to question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contact by sales representatives etc.) how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major sales contracts.

NOTE: All of the Company's sales, advertising and promotion efforts listed below will be funded by the proceeds of this Offering Statement, and then continued with future sales revenues thereafter

ONLINE PUBLICATIONS: *i2 Interactive Media division*

Our sales strategy to reach and acquire advertisers for its online properties is to continue its direct sales efforts. These sales efforts are with small to medium sized advertisers, as well as, outside ad sales agencies. The Company, through its first website community www.tglife.com, has currently established forty active advertisers. Many of whom have expressed an interest in advertising on some of the Company's other future planned i2m websites. The loss of any single advertiser would not have any significant negative impact on the Company's operations.

With the online publications being localized, every city page within a given site in effect becomes its own mini-website. To that end, the editor of a geographic location within that website, or a columnist for a city section, will earn a percentage of revenue generated by advertising on those pages. This strategy is aimed at creating an international, locally targeted, commission based sales team.

Ad sales revenue on the Internet is directly linked to sales traffic. As such, each site the Company launches needs to attract a minimum of 25,000 – 40,000 visitors a month. This will translate, based on historical revenue from TGLIFE.com, into approximately $1,500 per month in revenue per site. The longer term traffic target range is 100,000 visitors per month. As traffic numbers increase so too does advertising rates and revenues.

Additionally, the Company has established a working relationship with AMERICA'S MEDIA MARKETING, Inc., a company that specializes in the selling of ad space on webs sites. Their advertisers include the Oxygen Channel, as well as, magazines such as Redbook, Money, Fortune, PC World and Newsweek. AMERICA'S MEDIA MARKETING, Inc. also works with smaller advertisers and has successfully sold one ad space on www.tglife.com for which TGLIFE.com pays them (AMERICA'S MEDIAMARKTING) a fifteen percent (15%) commission.

The Company has held conversations with RIVENDELL INC., a company that exclusively works with the GLBT community in securing ad revenue from corporate 100 and 500 companies. Their client list includes industry leaders such as HBO, Miller Brewing, Sony Music, US Air and others. They have indicated to management that they would be interested in promoting TGLIFE.com, to their clients once the site emerges from BETA testing and increases its visitor traffic to 50,000 visitors per month. .

Both of these sales agencies have indicated to the Company that 100,000 monthly visitors is the benchmark for their strong and active participation in promoting the Company sites as potential destinations for the ad customers. As the Company launches other websites, such as Expat 360, The Mix Lab, Teen Pop Star and others, the Company will seek out other third party ad sales agencies that work in the demographics and genres of those sites to form similar relationships.

To attract viewers to the Company websites each of the Company online publications, communities and resource centers will have a moderate budget ($50 to $100 per month) for Google AdWords (to place an ad about a particular Company site in the featured search return on the Google Search Engine) paid on a visitor click-thru basis. By using this tool, the Company can set a maximum monthly expense and a value for each click-thru to our Company websites from a sponsored search result on Google.com. The Company expects that this per click rate will range between 10 to 50 cents per click, but will review the results of this program monthly and adjust it accordingly, for the maximum benefit of the Company.

There are certain niches for which the Company has online publications, communities and resource centers, where one can find traditional publications. Some of the Company planned website for which there are tradition niche publications currently include Mix Lab, Trans Matrix, Expat 360, Teen Pop Star.com and Latino Pop Star. Management will seek to provide newsworthy stories -- special promotions, achievements, human interest, and/or public service announcements – that these publications may find print worthy and include in their publications, although no assurances can be given that they will.

Promotion Tours: Some of the Company's niche markets will lend themselves to promotional tours. This was the Company will produce informational town-hall meetings and summit forums. In many cases these public functions will be broadcast via the i2m websites, (sometimes in real time and interactive; or as a segment piece of a regular show format). The tour will provide a newsworthy public service, as well as, promote the Company and its brands. In many cases, the Company will produce -- or joint venture to produce -- other entertainment events, like parties or performance shows, or job fairs to coincide with, enhance and broaden the summit to expand turnout and media coverage.

In 2010, the only currently planned tour will be for www.tglife.com. It will be funded from Company revenues, pre-sold advertising and promotion income on a location by location basis.

Contests: Each of the Company website niche communities will have a series of contests in varying categories, driven by member voting, offering prizes provided by co-promotions with advertisers.

Member Promoting: Due to the environment of the site structure, i2m will pay members a percentage of advertising revenue that is generated on that members' page (s) to motivate them to become self-promoters.

VIDEO PRODUCTION: *Inicia Studios*

Video programming for the Internet, like the Company niche websites, will utilize online search (Google AdWords) as a way to attract new viewers. Most of the Company online publications, communities and resource centers, will have videos produced for that niche genre, and will have a moderate budget for the placement of its links in the Google search engine. All format programs that are to be aired on the Internet will require the pre-selling of ad space. This will be achieved through direct customer contact, conducted by management, commission salespeople and ad agencies. The goal would be to secure $1,000 to $2,000 per episode in video ads that will appear in the Company's video program. Over the past twenty four (24) months the Company was successful in generating $500 per video in ad revenue for each of its ten (5 minute test) programs. Though the ad sales sold for a particular program may, from time to time, exceed production expenses. These revenues are in addition to the ad revenue generated from space sold in the web pages where the videos will appear.

For Narrative Documentary and Creative Feature Films, the Company will seek to sell video ad space much in the same way as with our format programming described above. However, once completed, the marketing efforts for these projects will be to showcase such works via applicable worldwide film festivals to secure critical reviews, media buzz, and licensing agreements for theatrical, cable/TV, and DVD distribution. Cable licensing fees for U.S domestic cable can range from $10,000 - $100,000 or more per program, depending on the channel and their terms of contract. Foreign licensing fees would generate additional revenues, and can, at times, reach a combined total equal that of domestic licensing fees.

To accomplish licensing deals, the Company will utilize advertising as a means to increase product awareness and thereby increase its chances to secure profitable distribution licensing deals. The determining factors will be based on the demographic that the program is geared towards. Other factors are the competition that exists in the marketplace, and the buying patterns of the national and international distribution channels at that time.

It is expected that most, if not all, advertising for these projected feature length HD video programs will be geared towards the buyers of video content representing national and international distribution channels. Such advertising would be in trade and festival guides at the many film festivals throughout the world, including major festivals such as the Cannes Film Festival, Berlin Film Festival, Venice Film Festival, Toronto Film Festival, New York Independent Film Festival, Sundance Film Festival, and others, as well as smaller genre specific festivals such as the many GLBT (gay, lesbian, bisexual and transgender) or other narrow niche festivals that are hosted worldwide.

There are also two industry specific trade shows the Company intends to attend: MIPCOM, the television tradeshow in Cannes France that occurs in October, and MIPTV, also in Cannes, France in April.

<u>THIRD PARTY CONTRACT SERVICES</u>: *i2 Media Lab division*

To generate sales, the Company will utilize click-thru ad placement in Google search engine returns (as described in *Online Publishing* section Pg 25). Additionally, the Company will have its company contract and services capabilities posted on various business listing sites, and online profiles will be created for its principal designers and developers on professional specific network sites such as Linkedin, Plaxo, and others.

The focus of the Company's sales efforts however, will be to solicit clients' that list available contract project work on various Internet sites (such as Craigslist.com, for example), as well as, rely on word of mouth based on the reputation of management and past performance. Regarding the Company's promotion efforts (see ADDITIONAL COMPANY PROMOTION on page 28).

The Company will use its contacts in an attempt to build media awareness and interest in its *turn-key software solutions* (as described in *Software and Website Development* on Pgs. 15 & 16) that it wishes to license to third parties, in an effort to secure story coverage in business trade magazines, both in print and online. The Company may from time to time pay for advertising space in these publications with proceeds from ongoing operations.

<u>DIGITAL SOFTWARE PRODUCTS</u>: *i2d division*

Upon the completion of the product in development referred to as IQM, the Company will engage in efforts to secure various distribution channels. This will initially include securing digital distribution agreements with various digital device marketplaces and product websites. Simultaneously, the Company will seek traditional distribution channels that can place the product (in CD/DVD format) into retail outlets where iPODS and other digital music devices are sold; this includes large outlets such as Wal-Mart, Target, Best Buy and others, as well smaller single location stores.

These sales efforts would be undertaken by management; initially utilizing personal and business contacts that management has (individually) developed over the years, as well as networking and promoting its product(s) at various trade shows -- most notably

NAMM, the industry only exhibitor-buyer event focused on music related products and technology that occurs each year in January. The Company intends to send two representatives to present IQM at the 2010 show in New Orleans. Travel and lodging is expected to be approximately $867 per person, with daily per diems of $100 each, for a total budget of $2,534 plus event registrations (cost currently unknown).

The cost to sell its software product(s) via download (via digital devices and/or websites) is immaterial, and only costs the Company sales and distribution fees if and when the product(s) is sold to a consumer. The Company would begin promotion efforts to the general public as soon as the product is available for sale on the Company website (s), which will provide the Company with its first direct feedback from consumers. The cost to build a dedicated site to promote and sell the product is immaterial, as it will be designed and developed in house and hosted on one of the Company's existing servers.

The selling of the product(s) in hard copy (CD/DVD format) through traditional distribution channels would require the Company to expend cash for upfront manufacturing costs. In some cases, management may be able to secure distribution terms that would provide the Company with cash advances for its manufacturing costs, though no assurance can be given that the Company will be able to secure such distribution terms. If the Company cannot secure such advances for its product(s), and the product(s) sells well in the marketplace, the Company may have to raise additional capital to maintain the growth of the product(s) initial success.

ADDITIONAL COMPANY PROMOTION

The following promotion strategies will be employed for all divisions within the Company:

- **Press Releases:** The Company will regularly send out press releases about its staff, new products and services, and market and/or financial success stories to generate media interest.

- **Media Stories:** The Company will use contacts it maintains to develop media worthy stories about new innovations, products and services, and any success stories about the Company, its staff or its products and services

- **Media Promotion:** The Company staff, considered experts in their respective fields, will actively make appearances to create brand, product and service awareness by :
  - Serving as keynote speakers and panel members at conventions, forums and trade shows.
  - Being interviewed for radio and print publications, as well as contributing articles to various publications.

3. (e) State the backlog of written firm orders for products and/or services of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date: The Company currently provides services on a month to month basis, without any long term contracts, and therefore has not had nor does it currently have any backlog of firm orders.

3. (f) Employees: (See *Management* Pg. 38) As of March 31, 2009, the Company employed 6 persons: Bruce T. Dugan serves as Chairman and CEO, publisher of the i2 Interactive Media division, and Executive Producer of Inicia Studios. James W. Stearrett serves as Chief Financial Officer. Larry Schulze, a director and vice president heads up advertising sales efforts and serves as Editor in Chief for the i2 Interactive Media division, and he will be responsible to oversee and build the sales and editorial teams of all future online publication properties. Mario Delfino, a director and vice president, is Chief Tech Officer. He is the Company's lead software programmer; writing the code for the Company websites, as well as oversees the i2 Media Lab division that provides software programming to third party clients. Mary Ann Zimmer, a director, corporate Secretary and Treasurer, serves as vice president of business and legal affairs. Robert Buontempo conducts marketplace and project research and serves as project leader of the i2d Digital Products division. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

3. (g) Description of Properties: The Company currently occupies space at 360 East 55th Street, Suite 13G, New York, New York 10022; office space used by the Company's CEO to conduct day-to-day business and host meetings. This space is equal to approximately 400 square feet of the total 1000 square feet at that location. Our rent is $200.00 per month. We have no lease and have a month-to-month agreement with the leaseholder of the space. The space is adequate for the current needs of the Company. If the month-to-month tenancy was to end, it would not have any significant disruption of operations. The Company intends to eventually lease a formal corporate office that will conduct all of the Company's corporate operations (public and media relations, marketing, business and legal affairs, M&A, and the new products group) and accommodate office space for all of its New York, NY metro area personnel and Officers; currently, Bruce Dugan, Mary Ann Zimmer, James W. Stearrett and Robert Buontempo, and any future employees .

Currently, management conducts those operations out of their respective home offices. These home offices are located at (Bruce Dugan) 360 East 55th Street, New York, New York; (Mary Ann Zimmer) 401 East 74th Street, New York, New York; and (Robert Buontempo) 16 Jacques Road, #14, Elizabeth, New Jersey.

James W. Stearrett, the Company Chief Financial Officer, temporarily resides at the Company's software development studio located at Uruguay 1279 (5:A), Capital Federal, Buenos Aires, 1016 Argentina. The facility is comprised of approximately 1,000 square feet and is sufficient for the needs of the Company for the foreseeable future. The Company does have a formal lease that began on August 1, 2008 and ends on August 1, 2010. The lease is for the amount of Thirty-Three Hundred Argentine Pesos (3,300) per month, which at the time of the lease signing was converted at a rate of 3-to1 Argentine pesos to the US Dollar., or approximately US$1,100.00. By March 2009, said conversion rate had changed to 3.75 to 1, or US$880.00. This monthly rate includes rent, water and taxes at that location. Mario Delfino also works out of this location, though he resides Av. Olazabal 5219: 2:9, Capital Federal, Argentina.

The online publishing operation (consisting of advertising sales, online content development, and editorial and community management efforts) operates from the home of Larry Schulze at 1615 Crestwood Drive, Harrison, Arkansas. The Company websites are housed on a managed server leased by the Company from Voxel.net in New York, New York and Modwest in Missoula, Montana.

3. (h) Patents, Trademarks and Intellectual Properties: The Company does not currently have any patents, trademarks or copyrights pending. And though it may apply for such trademarks, patents or copyrights in the future, when applicable, it does not deem the lack of such to negatively impact its business.

3. (i) Regulations: While there are regulations for large multimedia companies -- such as News Corp, Warner Bros, NBC/Universal and others -- none of the Company's business, products or properties are subject to any relative restrictions by any governmental, environmental or any other such agencies or limited by any current regulations to the best of management's knowledge.

3. (j) Subsidiaries. The Company currently has no subsidiaries.

3. (k) Material Events. In May 2002, the Company (under the name Elgin Technologies Inc.) filed for protection under the United States bankruptcy laws (See #36 on Page 42). Subsequently, in July 2008, pursuant to a bankruptcy court order or Sale Approval Order, Elgin's corporate "shell" was sold out of bankruptcy without assets or liabilities to New Century Capital Consultants Inc. and Keystone Capital Resources LLC. Michael Krome, Esq. was appointed sole Officer and Director. On September 10, 2008, the Company filed a Form 15 with the Securities and Exchange Commission to voluntarily de-register its common stock under the Securities Exchange Act of 1934. On September 23, 2008, Inicia Incorporated, a closely-held company, entered into a merger with Elgin Technologies Inc. Generally, in a business combination involving the exchange of equity interests, the acquiring company is usually the one that issues the securities. The *Financial Accounting Standard Board's* SFAS No. 141, however, an entity which provides accounting guidance for business combinations, notes that in reverse acquisitions the company issuing equity securities is often the target. SFAS No. 141 states that the acquiring company in a merger will usually be: (1) the merging entity whose owners as a group receive the largest portion of the voting rights of the combined entity, (2) the merging entity whose owners have the ability to elect, appoint, or remove a majority of the members of the combined entity's board of directors, (3) the company whose former managers dominate management of the combined entity, and (4) the entity that pays a premium over the pre-merger fair value of the equity interests of the combined entity.

The management of the Company believes that the merger of Inicia Inc with Elgin Technologies Inc. qualifies as a reverse merger under the above guidelines and based on the additional guidance of paragraphs A10-A15 and A108 of SFAS No. 141, as summarized above. In addition, as per SFAS141, paragraph 17, it is necessary to evaluate acquired assets and liabilities so that GAAP can be applied to them. Upon the reverse merger, Elgin Technologies Inc. had no assets or liabilities. Accordingly, the post merger Company is not required to consolidate the pre-merger Elgin Technologies Inc. activities into the Inicia's financial statements as per SFAS141.

Upon the completion of the above-said merger, Michael Krome, Esq. appointed Bruce T. Dugan as Chairman of the Board of Directors and Mr. Krome resigned as a Director and Officer. Mr. Dugan elected the current Board, who in turn elected the current Officers. The Company filed the Notice of Merger with the State of Delaware and changed its name to Inicia Incorporated. The Company, then applied for and received a new trading symbol of INIA on the PINK SHEETS OTC exchange and immediately began preparing this Regulation A Offering Circular.

(b) On July 7, 2009, the Company's Chief Financial Officer, Jesse Schraft, resigned his position on amicable terms with the Company to pursue other interests that he felt would better suited to his core competencies. He was replaced at the same time by James Stearrett, who the Company's management believes is better suited for the job: he is a CPA with an MBA.

(c) On July 30, 2008, shortly after the Shell Purchase of the Company and prior to the Merger Agreement of September 23, 2008, the Board of Directors issued one (1) preferred share to each Keystone Capital Resources LLC and New Century Capital Consultants Inc., with each single share having voting rights equal to fifty percent of all outstanding common shares. On June 5, 2009, by resolution of the current Board of Directors, and agreed to by Keystone Capital Resources LLC., and New Century Capital Consultants Inc., those shares were rescinded. The Board also issued common stock to both parties for capital contributions to the Company made from September 2008- March 31, 2009 (See # 7(b) on Pg 32 for details). Accordingly, the Company filed a notice of Merger to the State of Delaware on October 7, 2008. In accordance with the Merger Agreement (See Exhibit 15b), a Notice of Correction to that October 7, 2008 document was filed with the State of Delaware on July 16, 2009 (See Exhibit 15f).

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or milestone	**Expected manner or method**	**Date or number of months after receipt of proceeds when should be accomplished**
Complete online publishing software model	Completion of rewriting of existing software code created by Company	30 days
Official launch TGLIFE.com that is now in BETA mode	Upload new code to server, press release, media story	30 days
Develop and launch Mix Lab website	Upload publishing model software to server, add content and launch	90 days
Develop and launch Expat 360 website	Upload publishing model software to server, add content, solidify writers and ad sales people in Buenos Aires and launch	90-120 days
Complete IQM product	Assemble existing software code into fully functioning single product, package and promote	120 days
Complete e-Commerce software template model	Completion of rewriting of existing software code created by Company	90 days
Reactivate 3rd party contract programming services to clients worldwide	Respond to inquiries by clients and potential clients for the Company to provide programming on a project by project basis	120 days
Begin sales/licensing efforts of software products	Direct sales to convert existing websites into using the i2m software to drive and expand their websites	120-180 days

With the implementation of the short list above, the Company believes that it can become cash flow positive within nine months of the completion of this Offering Statement.

4 (b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs (see questions 11 & 12).

Should the Company fail to meet the above listed objectives in the time frame listed, or close to the time frame outlined above, it could have a material negative impact on the Company's ability to realize break even status, become cash flow positive an/or generate profits within the subsequent twelve month period. While management will be able to adjust, delay, or reduce some projected spending in response to missed milestones and goals as set forth in this table over the next twelve months, there is no assurance that such efforts would sustain the Company long enough for it to achieve self sustaining status., and therefore the Company would potentially need to raise additional working capital or cease operations.

NOTE: *After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.*

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered. N/A

5. What were net, after-tax earnings for the last fiscal year?
(Losses show in parenthesis.) Total: $(59,213) or (0.00057) per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. N/A

Offering Price Per Share	=	(price/earnings multiple)
Net After-Tax Earnings Last Year Per Share)		NOT APPLICABLE

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ (5,802) in total or $ (0.00006) per share (as of March 31, 2009)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Inicia Incorporated to date has been operating only one (1) online website community. It is still being developed while operating in BETA mode and generating advertising revenue. The Company also intermittently generates revenue through the efforts of it's' i2 Media Lab division (3rd party software/ website development services). To date, Inicia Studios (video production) has produced and aired ten (10) short five (5) minute test videos. In the digital products arena, the i2d (Digital Products) has been in the preplanning development stage.

With the completion of this Offering Statement, the above efforts are now at the point that those stated divisions, and the products/ projects described earlier in this document, are ready to be implemented with the intent to generate profits. Between February 2008 and April 2008, (the last software upgrade) www.tglife.com, had an increase of visitor traffic to that website from 25,000 to 43,000 monthly visitors. The ad supported test videos (referred to earlier in this document) for the same niche audience generated over 500,000 views on YouTube.com. It is management's belief that these two tests support management's vision as to the validity of vertical niche markets, and that with the funding from this Offering Statement, the Company will be able to complete its software model, launch the fully functional version of the site (and other sites) and produce and distribute its format video programming. Should the Company fail to meet the above listed objectives in the time frame listed, or close to the time frame outlined above, it could have a material negative impact on the Company's ability to realize break even status, become cash flow positive and/or generate profits within the subsequent twelve month period.

Secondly, in direct connection with said reverse merger, the pre-existing shareholders of Elgin Technologies, Inc. have had their common shares diluted as a result of the issuance of common shares pursuant to this Offering Statement for the purposes of (a) providing a larger percentage of ownership to the incoming investors in accordance with this Offering Statement, and (b) to place voting control of the Company in the hands of new management so that it can move swiftly and uninterrupted in executing its short and long term strategies.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

1. On October 8, 2008, in accordance with the September 23, 2008 merger agreement 1,500 shares of common stock of Inicia Incorporated (private company) were exchanged for 84,000,000 common shares of Elgin Technologies, Inc., the public company, (Elgin Technologies Inc., subsequently renamed Inicia Incorporated).

   They are currently comprised as follows:

   - Bruce Dugan (current Chairman, president and CEO -33,400,000 shares),
   - Mario Delfino (Director/ VP - 25,000,000 shares),
   - Larry Schulze (Director/ VP - 25,000,000 shares) and
   - James W. Zimbler (600,000 shares).

2. Keystone Capital Resources LLC. (Capital contributor, shareholder) received on
   October 24, 2008 – 800,000 common shares (in exchange for $8,000)
   November 14, 2008 – 350,000 common shares (in exchange for $3,500)
   December 28, 2008 – 500,000 common shares (in exchange for $5,000)
   January 30, 2009 - 1,150,000 common shares (in exchange for $11,500)
   February 5, 2009 – 250,000 common shares (in exchange for $2,500)

3. New Century Capital Consultants, Inc. (Capital contributor, shareholder)
   February 27, 2009 – 200,000 common shares (in exchange for $2,000)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 34 % (*56,000,000 to be issued divided by 160,488,300; consisting of 17,238,300 + 84,000,000 + 3,050,000 + 200,000 + 56,000,000*)

If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $ 1,603,883.

If the minimum is sold: N/A

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:** N/A

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

If Minimum Sold **If Maximum Sold**
Amount % **Amount %**

If Minimum Sold **If Maximum Sold**
Amount % **Amount %**

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$0	$ 560,000
Less: Offering Expenses	0%	123,200
Comm and Finders Fees	-0-	0
Legal and Accounting	$0	100,000
Copying and Advertising	$0	2,000
Salaries	$0	154,000
Business Affairs	$0	29,000
Office Expenses	$0	33,600
Development/Promotion		
Inicia Studios	$0	45,000
i2 Interactive Media Publishing	$0	29,400
i2d Software Products	$0	32,300
Financial P/R	$0	6,000
Loans Payable		5,500
Total Use of Net Proceeds	$0 0%	$ 560,000 100%

Even with the receipt of one hundred percent of the proceeds sought in this Offering Statement, note that the Company must overcome many obstacles inherent with any early stage business, and as such, the Company may not succeed in establishing itself as an ongoing self sustaining concern (*read Risk Factors; Page 8*). However, in addition to the proceeds realized from this Offering Statement, the Company does anticipate continued revenues from advertising, which historically has averaged approximately $20,000 per annum for the past two years for its one operating online publication and new revenues from third party software development services. However, no assurances can be given that such revenues will be realized, which could have a material negative impact on the Company's ability to realize break even status, become cash flow positive and/or generate profits within the subsequent twelve month period.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

During the first twelve months, seventy-six percent (76%) of the net proceeds shall be used for operating costs (salaries, rent, office expenses etc). The additional twenty-four percent (24%) shall be used for project/ product development, prioritized as follows:

a) The completion of the Company content management software program, which will (i) be used to support the company owned online community websites (initially including Tglife.com Mix Lab and Expat 360), and (ii) be licensed to third parties subscribers for them to operate their own content sites.
b) The completion of the IQM digital music enhancer software
c) The productions planned for Inicia Studios as indentified previously in this document.
d) The partial payment of outstanding loans

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate to propel the operations into a self sustaining status . However, note that if there is any significant success or failure in any of the divisions, at management's discretion, the funds earmarked from one division to another may be changed.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. The Company intends to solely rely on the proceeds of this offering and ongoing revenues from operations.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. The Company incurred loans equaling $11,443.41 during the time it was preparing this Offering Statement. Management intends to pay down $5,500 of said loans from proceeds realized from this Officer Statement; $5,000 to Mario Delfino, and $500.00 to Sandra Bitar.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: As outlined in 10 (b), management intends to pay down $5,000.00 of the outstanding loan of $7,143.41 currently owed to Mario Delfino.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Management believes that the proceeds from this Offering will provide the Company with the necessary funds for the subsequent twelve month period and therefore does not foresee any cash flow or liquidity problems during that time. The Company has no significant outstanding indebtedness nor is it subject to any unsatisfied judgments, liens or settlement obligations now or in the foreseeable future.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated

The proceeds from this Offering will satisfy the Company's cash requirements for general overhead and planned project development over the next twelve (12) months. Additional funds may need to be raised if any one of the Company projects should experience significant success or failure. All proceeds from the successful completion of this Offering Statement have been allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or re-financings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of March 31,2009: 03/31 (1) (2)	**As Adjusted Minimum**	**As Adjusted Maximum**
Debt:			
Short-term debt (average interest rate 0%)	$ 12,364	N/A	$ 12,364
Long-term debt (average interest rate 0%)	0	N/A	.0
Total debt	12,364	N/A	12,364
Stockholders' equity (deficit):			

stock — par or stated value			
Preferred stock (2 hares at .01)	0.01	N/A	0.01
Common stock — par or stated value	0.01	N/A	0.01
Additional paid in capital	87,328.	N/A	647,328.
Retained earnings (deficit)	(93.131)	N/A	(93,131)
Total stockholders' equity	(5,802)	N/A	554,197.
Total Capitalization	(5,802)	N/A	554,197
Number of Common Share Outstanding	104,388,300	N/A'	160,488,300
Stockholders' Equity per Common Share	$ (0.000056)	N/A	$ (0.000036)

NOTES:

(1) Prior to said reverse merger of September 23, 2008, there were 17,238,300 existing shares outstanding of ELGN common stock. In accordance with the Sale Approval Order of the Honorable Carter Beatty of the United States Bankruptcy Court, these shares were valid and outstanding (October 2007; see page 43).

(2) Pre-merger-Inicia Incorporated's 1,500 closely held shares were exchanged for 84,000,000 common shares of the post-merger Company as follows: Bruce Dugan (Chairman/CEO - 33,400,000 shares), Mario Delfino (Director/VP - 25,000,000 shares), Larry Schulze (Director/VP - 25,000,000 shares) and James W. Zimbler (shareholder 600,000 shares).

(3) As of March 31, 2009, there was an additional 3,050,000 common shares issued to Keystone Capital Resources LLC and 200,000 common shares issued to New Century Capital Consultants Inc. for capital contributions (See 7(b) Pg.32 for details)

(4) The financial information provided above does include financials of the pre-merger Inicia, and does not include any financials regarding Eglin Technologies, Inc. pre-merger, as all of their assets and liabilities were eliminated pursuant to bankruptcy proceeding in 2007.

Class of Preferred Shares (See Pg. 51 Preferred Shares for rights and privileges)

Authorized/	Per Share /	Outstanding
1,000,000 shares /	$.01	2 (as of March 31, 2009, but they were rescinded on June 5, 2009 leaving 0 shares outstanding)

Class of Common Shares (See Pg 51 Common Shares for rights and privileges)

Authorized/	Per Share /	Outstanding
500,000,000 shares /	$.01	104,388,300

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:______________________________
[ ] Other:____

15. These securities have:

Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [ ] Other special rights or preferences (specify): ______________________________
Explain:

16. Are the securities convertible? [ ] Yes **[X] No**

If so, state conversion price or formula.

Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: None

(1) What is the interest rate?________% **N/A**
If interest rate is variable or multiple rates, describe: ______

(2) What is the maturity date?____ /____ /____ **N/A**
If serial maturity dates, describe: ______

(3) Is there a mandatory sinking fund? [ ] Yes **[X] No**
Describe: ______

(4) Is there a trust indenture? [ ] Yes **[X] No**
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes **[X] No**
Describe, including redemption prices:______

(6) Are the securities collateralized by real or personal property? [ ] Yes **[X] No**
Describe: ______

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. **N/A**

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?
$____________ **N/A**

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_______ **N/A**

How much indebtedness is junior (subordinated) to the securities? $ ______ **N/A**

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. N/A

	Last Fiscal Year		
	Actual	**Pro Forma**	
		Minimum	**Maximum**
"Earnings" = "Fixed Charges"	______	______	______
If no earnings show "Fixed Charges" only	______	______	______

Note: *Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements.*

18. If securities are Preference or Preferred stock: **No**

Are unpaid dividends cumulative? [ ] Yes **[X] No**
Are securities callable? [ ] Yes **[X] No**, Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: None

Name: **N/A**
Address: ____

________________________ ________________________

Telephone No.: ( )________________________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. None

Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. None

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: By any or all of the Officers and/or members of the Board of Directors as listed below:

Name: Bruce T. Dugan
Address: 360 East 55th Street 13-G, New York, NY 10022
Telephone No.: (212) 233-4164

James W. Stearrett
Uruguay 1279 (5B) Capital Federal, Buenos Aires 1016 Argentina
+5411-4813-6536

Name: Larry Schulze
Address: 1615 Crestwood Drive, Harrison, AR 70601;
Telephone No.: (870) 391-2249

Name: Mario Delfino
Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina
Telephone No.: +54 (11) 4522-3678

Name: Mary Ann Zimmer
Address: Av East 74th Street New York, NY 10021
Telephone No.: (212)744-7410

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: N/A

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes**[X] No**

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: No escrow needed.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: N/A, no escrow required

Will interest on proceeds during escrow period be paid to investors? [ ] Yes**[x] No**

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: There will be no resale restrictions.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Name: Bruce T. Dugan Age: 52
Title: Chairman, President and Chief Executive Officer

Home Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2005: As one of the founders, he developed the Company's strategic short and long range goals, assembled the management team, and contracted various production teams. He raised the seed capital to launch the Company, as well as, developed its existing capital relationships. He will manage the Company's direction; public relations, oversee project development, marketing and promotions and business affairs. He also serves as Chairman of the Board of Directors.

First Drum, Inc: President 2002-2004: Founded the company for the purpose of co-producing a documentary known as *The Last Poet*, which aired on the Bravo Channel in 2003. Serving as present of the company and executive in charge of production he raised production and marketing capital from third parties, negotiated domestic and foreign distribution agreements, managed licensing agreements, accounting, and developed marketing strategy.

Prior to 2002, Mr. Dugan briefly served as CEO of Fortune Media Inc. from July 1999 – February 2000, after building a nationally distributed record company (Fortune Entertainment, Inc), which he founded in 1998 and sold to Fortune Media, Inc. in 1999 and ran as a subsidiary of Fortune Media, Inc from January 1999 until January 2000. He founded Blue Sky Entertainment Inc. in 1998 and served as Executive Producer for the feature film Hot Wax Zombies on Wheels that was distributed in the United States by Pathfinder Home Entertainment. He founded and operated Big City Records in 1990, which was chosen for its record 'Soul King" as one of seven record labels representing indie music at the black music convention known as Jack The Rapper in 1990. He began his career in the commercial freight and transportation industries where his companies served corporate giants such as Dupont, Couristan Carpets, Sumitomo of America, Rubbermaid, MSC and many others. He served as president of Worldway Freight Systems, a small national freight brokerage from 1982 until 1985, Consolidated Services (a 150,000 sq. ft. warehousing company) from 1986 until 1988, and TFS America, a national trucking & logistics company and general warehouse firm that employed fifty. Building each company from the ground up he obtained experience in all aspects of the business; operations, sales and marketing, accounting, finance, time-sensitive logistics, and general management. He developed many work flow process and marketing strategies considered innovative and forward thinking in their time.

1984 – Bachelor of Arts / Northwest College, Tulsa OK
1980 – Freight Logistics Certificate: Rutgers University, Newark NJ

Director: (x) Yes ( ) No

30. N/A

31. Name: James W. Stearrett, CPA Age: 48
Title: Chief Financial Officer

Home/ Office Address: Uruguay 1279 (5:A) Capital Federal, Buenos Aires 1016 Argentina
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated/ since May 2008: He oversees all in-house bookkeeping, prepares budgets, forecasts, investment planning, and performs financial analysis. In addition, Mr. Stearrett shall interface with banks, merchant accounts and other financial institutions and services. He will prepare all internal financial reports and work with external accounting and auditing firms to facilitate the timely and accurate delivery and filing of all financial reports. He will serve on the M&A team.

Accounting Consultant, San Diego, CA/ October 2007 – December 2008 : Based on his previous background working for Deloitte and Ernst Young LLP., he provided independent services to various publicly-traded multinational companies in industries. These included Biotech, Manufacturing, Oil & Gas, and Software Engineering. On behalf of various accounting firms he also worked on projects using SAP and Hyperion and assisted in international consolidation issues, reconciling intercompany transactions, approving account reconciliations, FAS 52, corporate and tax reporting. He assisted in FAS 5 top-down risk-based Sarbanes-Oxley documentation, remediation, and testing of all business cycles and helped to establish policies and procedures for all areas of the finance function. He als assisted in the preparation and review of various domestic and international tax provisions in accordance with FAS 109, FIN 48 implementations and various tax projects.

Resources Global Professionals – Mexico City/Tijuana, Mexico/ June 2006-October 2007. As director of operations, he oversaw the opening of offices in Tijuana and Mexico City, Mexico. His functions included complying with Mexico regulations, recruitment of associates, business development, servicing of accounts to ensure completion of projects and customer service. Responsibilities included achieving growth targets and developing budgets and in reporting results to senior management, serviced accounts in other parts of Latin America. He served as Project Manager on Sarbanes-Oxley documentation and testing of a large Maquiladora in Tijuana for all phases of Accounting and Finance process and review of testing of subsidiary in China, as well as, supervised various internal audit projects in Latin America, and cost accounting project to review and document cost drivers and streamline processes for large insurance company in Mexico City.

Net Surf Media - San Jose, Costa Rica / Interim Controller October 2005 – May 2006. Mr. Stearrett relocated to Costa Rica to become the Interim Controller for this call center and internet services company. Responsibilities and accomplishments include, managing staff to ensure recognition of revenue, fraud prevention, and related issues. Interfaced with external processors to ensure timely collection of receivables, implemented comprehensive controls in all areas, oversaw financial statements and month-end close process in accordance with GAAP and developed and implemented weekly financial reporting package for shareholders.

Mensch & Associates - San Diego, California/ Financial Reporting and Tax Manager October 2002 – August 2003. He performed full cope audits on equities and fixed income trading desks, compared risk strategies with trading activity to verify VAR thresholds, analyzed derivative transactions to assure compliance standards, and consulted with various product departments on SOX 404 Compliance.

Ernst & Young San Diego, California /Consulting Manager / February 2000 – October -2002: Worked in tax consulting group. His duties consisted of servicing clients, identifying and selling tax services to new and existing clients. Managed both small and large projects to assure appropriate levels of service and budgets were met. He also coordinated with area specialists to ensure client expectations were met. He assisted start-up companies in all aspects of operations, provided growth strategies, assisted in implementing stock option plans, and was involved in business strategy meetings for mergers, consolidations, organization formation, and IPOs, and supervised support and other consulting staff, fiscal management of client billing receivables.

Deloitte & Touche, LLP. - Portland, Oregon/ San Diego, California/ Tax Senior Consultant / January 1997 – February 2000: Completed three tax seasons with Deloitte & Touche LLP, Portland, Oregon, and in October 1999, to the D & T San Diego, California office. Performed tax compliance of corporate, partnership and individual returns using Fast-Tax and Prosystems software. Performed consulting services by assisting in identifying, selling, and managing consulting projects for Deloitte & Touche clients and non-clients. Promoted to Senior Consultant in August of 1998.

2004: M.B.A in finance. University of San Diego, California

1996: B.S. in accounting. University of Idaho - Moscow, Idaho

Member of the National Society of Hispanic MBA's (NSHMBA)
Member AICPA (US) and Colegio de Contadores Publicos (Mexico)

Director: ( ) Yes (x) No

32. Other Key Personnel

(A) Name: Mary Ann Zimmer Age: 58
Title: Vice President of Business and Legal Affairs, Corporate Secretary &Treasurer

Home/ Office Address: 401 East 74th Street, New York, NY 10021; Telephone: (212)744-7410; Telefax: (212)744-7210
Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated since September 2008: Her responsibilities are to structure, negotiate and draft agreements for all media platforms, including agreements covering production and co-production, branded content, talent, distribution, licensing, sponsorships and promotions. She will also serve on the company's advisory board for strategic planning.

Law Office of Mary Ann Zimmer since 1987: Previously served as general counsel and vice president of business affairs for Arts and Entertainment Networks; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses. Currently she maintains a broad-based entertainment law practice (currently as a private practitioner and previously as a partner in a leading entertainment firm) representing US, Canadian and international media clients, including established and emerging television program services, advertising agencies, production companies, filmmakers, talent and nonprofit organizations in wide range of matters requiring extensive knowledge of entertainment law and industry transactions. She specializes in legal and business aspects of content production and distribution for television, film, and online/digital platforms, as well as matters relating to intellectual property, copyright, rights and clearances, content review, merchandising, and content, software and technology licensing.

As a founding member of the Entertainment, Arts & Sports Law Section of the New York State Bar Association, Mary Ann continues to serve as an officer and committee chair. She is a member of the board of the International Academy of Television Arts & Sciences, has been a judge for the International Emmy Awards, regularly lectures professional and academic groups on business and legal matters affecting the entertainment industry, and has taught a graduate seminar in television and radio program development at Brooklyn College.

1977 LL.M. in Labor Law (with honors), New York University School of Law
1975 J.D., Case Western Reserve University School of Law; editor of Law Review
1971 B.A. (with honors), New York University, Washington Square College

Ms. Zimmer is expected to serve is this capacity on a part time basis, 10-20 hours per month.

Director: (x) Yes ( ) No

(B) Name: Mario E. Delfino Age 32
Title: Vice President and Chief Technical Officer

Home Address: Av. Olzabal 5219 (2:9) Capital Federal, Buenos Aires, 1431 Argentina
Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2006: Co-founder of the contract services unit (i2medialab,com) he is the lead programmer for the company, and oversees the tech aspect of all project development.

Oki Doki Design Founder/ President 2000-2006: Served as lead programmer providing third party contract services to clients worldwide. His area of focus is the development of dynamic page database driven websites and 3d animation for Internet and broadcast distribution. He has Master certifications in all programming languages.

2007 – Software Programming (Flash) / IT Master / Buenos Aires, Argentina
2005 – Software Programming (Various) / Image Campus / Buenos Aires, Argentina
2001 – Programming Theory / Image Campus, Buenos Aires, Argentina

Director: (x) Yes ( ) No

(C) Name: Larry Schulze Age 59
Title: Vice President; Online Publications

Home/ Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2005: A published author, columnist, and former television writer/producer, Larry heads the Company's online publications operations, serving as Editor In Chief of the current website community; with responsibilities that include developing and aggregating content, hiring and coordinating writers and deadlines, and overseeing managing editors (as they are hired). He also heads up online sales efforts; develops relationships with advertising sales agencies, prepares sales marketing strategies and content, and will develop a sales team. He is also Editor In Chief of the online publications division --

GTM Publications: Publisher 2000-2004: Founder and Editor in Chief of Girl Talk Magazine, a glossy life style print publication that was distributed into ten countries. He oversaw all aspects of the business; directly involved with ad sales, marketing, promotions, and the full magazine cycle: overseeing layout, design, content development, photography, print production and distribution.

Director: (x) Yes ( ) No

(D) Name: Robert Buontempo Age: 56
Title: New Products Guru, Research and Development

Home/ Office Address: 16 Jaques Road # 14 Elizabeth, NJ 07201; Telephone: (908)282-9383
Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since October 2008: Using his extensive music background and trend recognition capabilities, his responsibilities are focused on the development of new software product and online service (digital music software, music recording and entertainment related websites) concepts by identifying voids within the commercial and/or consumer marketplace and developing concepts to fill those voids. He serves as project leader for those new concepts from inception to completion; researches the technology needed and that technology's availability, coordinates with in-house programmers (or contract services providers) to develop the product.

Self Employed: Before 2008: A career sound recording engineer, he operated a sound recording studio for ten years, serving as studio manager; designed and wired the studio, and ran day to day operations. He was a recording engineer at many top recording studios and worked for a wide variety of recording artists (many of whom were chart topping gold records, as well as GRAMMY nominated), and was a contributing music technology writer for many magazines such as Rolling Stone, MIX, Musician, EQ Magazine, Tape Op Magazine, and Artist Pro Magazine. For 31/2 years he moderated the leading forum for Pro Sound Web attracting over one million readers per month.

1987: State of New York, Private School Teaching License; Multi Track Recording,
1975: BFA in Video & Film / New York University, New York, NY

Director: ( ) Yes (x) No

DIRECTORS OF THE COMPANY

33. Number of Directors: 4

34. Information concerning outside or other Directors (i.e. those not described above): N/A

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] **No** Explain:

The Company's CEO, Mr. Dugan had previously served as president for several entertainment companies that were engaged in some aspect as that of the business of the Company. These entities included Big City Records, Fortune Entertainment, Inc., Blue Sky Entertainment, Inc., and First Drum, Inc. These entities were record labels and/or film production companies that Mr. Dugan founded. In additional, he served as CEO of Fortune Media, Inc., a publicly traded media company.

Mary Ann Zimmer has served as general counsel and vice president of business affairs for ARTS & ENTERTINMENT NETWORKS; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses.

Mario Delfino previously owned and operated Oki Doki Design, a software and website development company.

Larry Schulze was previously the founder and Editor in chief for Girl Talk Magazine, a lifestyle print publication that was distributed in ten countries.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Bruce Dugan worked for companies he created, except for Fortune Media, Inc. At Fortune Media, he negotiated to retain the rights of projects and concepts he developed there, upon his exit from the company. Accordingly, there is no entity that has any claim to his input at the Company.

Mario Delfino, prior to joining Inicia Incorporated., was the founder and self employed principle owner of Oki Doki Design, a third party website development company. Accordingly, there is no entity that has any claim to his technological input at the Company.

Larry Schulze was the founder and Editor in Chief of a print magazine that ceased circulation in 2004 prior to joining Inicia Incorporated. Therefore there is no entity that has any claim on his creative or administrative involvement with the Company.

Mary Ann Zimmer was engaged in the capacity of business and legal affairs for entertainment companies in the television industry, and in niches that are very different from those planned by the Company. As such, there is no conflict of interest in her duties with the Company and any client (s) she may currently serve, or previously served.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. None

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

The Company, under predecessor management, filed for bankruptcy in 2002. On or about October 16, 2007, the Honorable Carter Beatty, United States Bankruptcy Court, entered an order in the Bankruptcy Court for the Southern District of New York permitting the sale of the corporate shell (the "Sale Order"). Thereafter on or about July 31, 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"). The Agreement allowed the Purchasers to assume control over the Registrant for the purchase price of Sixty Thousand Dollars

($60,000). Pursuant to the Sale Order, and the Corporate Shell Purchase Agreement the following terms were instituted regarding the Registrant.

Upon the Closing of the Corporate Shell Purchase Agreement and consistent with the Sale Order, all right, title and interest in and to the Asset shall be immediately vested in Purchaser (or its assignee) free and clear of any and all liens, claims, encumbrances and security interests of any type whatsoever pursuant to Bankruptcy Code §§ 363(b) and (f), with any liens, claims, encumbrances and interests shall attach to the proceeds of the sale in order of their priority, to the same extent and with the same validity, force and effect as if such Asset had not been sold. In accordance to and stated within the order "with the Agreement, and on the Closing Date; (i) All preferred shares in the Asset are cancelled; (ii) All common and preferred share conversion rights of any kind including, without limitation, warrants, options, and convertible bonds are cancelled and extinguished, (iii) Any tax loss carry forward of Elgin is cancelled and the Purchaser or its successor-in-interest is prohibited from using same."

NOTE: After reviewing the information concerning the background of the Company's Officers, Directors, and other key personnel, potential investors should consider whether or not these persons has adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37.

The table below sets forth information with respect to the beneficial ownership of the Company's Common and Preferred Stock by (i) each person who is known to the Company to be the beneficial owner of more than ten percent (10%) of the Company's common and preferred stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Shareholders		**No of Common**	**% of Ownership**	**No of A Preferred**	**% of Ownership**
Bruce T. Dugan	(i) (ii)	33.400,000	32		
Larry Schulze	(i) (ii)	25,000,000	24		
Mario E. Delfino	(i) (ii)	25,000,000	24		
Officers and Directors as a group		**84,000,000**	**80% of current outstanding common stock**		

NOTES:

i. Directors of the Board
ii. Executive management team

The Officer and Director as a group listing in bold does not represent additional stock outstanding, but merely to show an aggregate of the stocks outstanding by the officers and directors (listed above) as a group.

38. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any other stockholders act as a "group", as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1933, as amended.

N/A

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders is related by blood or marriage, please describe. None

(b) If the Company has made loans to or doing business with any of its Officers, Directors or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directory or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the

Company, employee or stock purchase contracts, etc.). State the principal terms of any significant loans, agreements, leases, financing or other arrangements. None

(c) If any of the Company's Officers, Directors, key personnel or 10% shareholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain the state and amount involved. On July 30, 2009, New Century Capital Consultants, Inc. and Keystone Capital Resources LLC (collectively the "Secured Parties") forwarded to the Company an invoice for services rendered in the amount of ONE HUNDRED THOUSAND DOLLARS ($100,000). This amount had been previously estimated and listed in the Use of Proceeds table as "Offering Costs" (See Pg. 33). Upon receipt of the Secured Parties invoice, the debt is now fixed and determinable. This debt will be posted on the books of the Company to be paid with proceeds from this Offering. The Company's officers Bruce Dugan, Mario Delfino and Larry Schulze each executed a security agreement ("Security Agreement" -- See exhibit 15g). The Security Agreement provides that each stated Officer of the Company pledge their individual stock as collateral to the Secured Parties. The pledge of shares will be released by the Secured Parties upon payment of the invoice by the Company.

(NOTE) Immediately following the purchase of the Elgin Technologies Inc shell, Mr. Michael Krome was appointed sole officer and director of the Company. Subsequent to the Inicia-Elgin merger agreement on September 23, 2008, Mr. Krome appointed Bruce T. Dugan as Chairman of the Board of Directors. Mr. Dugan then accepted Mr. Krome's resignation as a Director and Officer and subsequently elected the current board and officers. Mr. Krome currently serves the Company in the sole of capacity of Corporate Counsel.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(Not including any former Elgin management)

		Cash	Other
Chief Executive Officer		$ 14,464	N/A
Chief Tech Officer		$ 20,000	N/A
VP		$ 5,821	
	Total:	$ 40,285	$
Directors as a group (number of persons (3)		$ 40,285	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain: Upon the successful completion of this Offering Statement, the Company intends to pay four executive salaries in the amount of $36,000 each for the subsequent twelve month period, and additionally one employee $29,000, and one employee 10,000 respectively.

(c) If any employment agreements exist or are contemplated, describe: None

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares. N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. NONE

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The key personnel of the Company, most notably Bruce Dugan, Larry Schulze and Mario Delfino, have all been key participants in the Company's operations. In accordance with the Merger Agreement, each was issued a significant amount of common stock (with a one year restrictive legend in accordance with Rule 144), which should provide each the incentive to remain with the Company. However, because of their individual areas of expertise, no single party has the ability to compete on any substantial level with the operations of the Company should they choose to resign from, or if they were terminated by the Company. The Company intends to have drafted non-compete agreements to be signed by all officers and employees in the very near future.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations. N/A

Note that at present we have not entered into individual indemnity agreements with our Officers or Directors. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Delaware law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation.

Name of Tax Advisor:	**N/A**
Address:	**N/A**
Telephone No. ( )	**N/A**

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **N/A**

THIS SPACE INTENTIONALLY LEFT BLANK

FINANCIAL STATEMENTS

46. **Inicia Incorporated**

Balance Sheet

For the years ended December 31, 2007 and 2008 and the period ending March 31, 2009

	2007	2008	March 31, 2009
ASSETS			
Current Assets			
Cash in Banks	$ 1,281	$ 953	$ 600
Accounts Receivable	200	1,450	2,961
)Total Current Assets:	$ 0	$ 2,403	$ 3,561
Other Assets		$ 3,000	3,000
TOTAL ASSETS:	$ 1,481	$ 5,403	$ 6,561
LIABILITIES & SHAREHOLDERS'EQUITY			
Current Liabilities			
Accounts Payable	$ 635	$ 2,812	$ 9 43
Loans Payable	0	11,421	11,421
Total Current Liabilities	635	14,233	12.364
Total Liabilities	$ 635	$ 14,233	$ 12,364
Equity			
Capital Stock:			
Preferred stock: 1,000,000 authorized, 2 shares outstanding,			
Common stock: 500,000,000 authorized, 104,488,300, outstanding, par value $.01 per share			
Bruce Dugan	$ 2,342	$ 11,328	11,278
Jim Zimbler	9,500	43,550	43,550
Keystone Capital		16,500	30,500
New Century Capital Consultants Inc		$ 0	$ 2,000
Total Common Stock	$ 21,842	$ 71,378	$ 87,328
Retained earnings (deficit) – beginning of period	$ (18,663)	$ (20,995)	$ (80,208)
Net income (loss) for period	(2,331)	(59,213)	(12,922)
Retained earnings (deficit) – end of period	$ (20,995)	$ (80,208)	$ (93,131)
Total Equity	$ 846	$ (8,830)	(5,802)

TOTAL LIABILITIES and SHAREHOLDERS EQUITY	1,481	5,403	6,561

See accompanying notes to financial statements, specifically Material Subsequent Events disclosing the recession of the Preferred Shares

Inicia Incorporated
Statements of Income and Loss
For the years ended December 31, 2007 and 2008 and the period ending March 31, 2009

INCOME			**2007**		**2008**		**March 31, 2009**
	Advertising Sales	$	25,895	$	20,925	$	3,947
	Affiliate Sales		405		201		0
	Subscriptions		190		38		0
	Software Programming		27,560		2,134		4,910
	Website Hosting		679		590		371
TOTAL INCOME		**$**	**54,731**	**$**	**23,890**	**$**	**9,230**
EXPENSES							
	Online Publishing	$	5,058		4,712	$	920
	Sub Contract Svces		20,448		27,855		11,170
	Merchant Account Fees		0		588		52
	Cost of Goods (subtotal)		**26,122**		**33,155**		**12,142**
	Advertising		445		514		160
	Bad Debt Expense		0		8		10
	Bank Fees		1,193		2,784		337
	Charities		0		5		0
	Computer & Internet		255		496		383
	Dues & Subscriptions		0		2,000		0
	Meals & Entertainment		0		2,014		673
	Office (Eq & Supply)		35		1,567		0
	Payroll		21,135		20,285		5,120
	Penalties		0		87		0
	Postage/ Delivery/ Printing		50		346		419
	Professional Fees		50		700		0
	Rent		6,000		14,092		2,697
	R & D		52		999		0
	Cells		360		609		0
	Telephone		883		971		118
	Internet		480		806		90
	Travel		0		996		0
	Taxes		0		674		0
Total Expenses		**$**	**30,940**	**$**	**49,948**	**$**	**10,010**
NET INCOME OR		***$***	***(2,331)***	***$***	***(59,213)***		***(12,922)***

(LOSS)			
PER SHARE	(1.55)	(0.00058)	(0.00012)

See accompanying notes to financial statements. In the opinion of management all adjustments necessary were a fair statement of results for the interim period have been included. See accompanying notes to financial statements

Inicia Incorporated
Statements of Cash Flows
For the years ended December 31, 2007 and 2008 and the period ending March 31, 2009

	2007	**2008**	**March 31, 2009**
Cash Provided By Investing Activities:	0	3,000	0
Cash provided by financing activities:			
Bruce Dugan	1,700	(1,013)	(50)
James Zimbler:		43,550	
Keystone Capital Resources LLC.		16,500	14,000
New Century Capital Consultants Inc.			2,000
Cash provided (used) in operations:			
Net loss for period	($2,331)	($ 59,213)	($ 12,922)
All other – net	1,035	12,348	(3,380)
Net Increase (decrease) in cash	403	(328)	(353)
Cash – beginning of period	878	1,281	953
Cash –end of period	1,281	$ 953	$ 600

Information about non-cash investing and financing activities: The Company does not have any non-cash investing and financing activities. The only non-cash activity is accounts receivable and accounts payable in the 'Cash provided in operations.

See accompanying notes to financial statements.

THIS SPACE INTENTIONALLY LEFT BLANK

Inicia Incorporated
Statements of Changes in Shareholders' Equity
For the years ended December 31, 2007 and 2008 and the period ending March 31, 2009

	2007	2008	March 31, 2009
Common Stock beginning of period	$ 20,142	$ 21,842	$ 71,379
Existing 17,238,300 common shares (of Elgin prior to merger), par value $.01			
December 31, 2007 130 pre-shares issued at $13.06 Dugan	1,700		
September 20, 2008 50 pre-merger shares issued at $87.62 Zimbler		34,050	
September 20, 2008 capital withdrawal) Dugan		(1,013)	
October 8, 2008 84,000,000 shares issued with par value $.01		0	
December 31, 2008 1,655,000 common par value $.01		16,500	
January 6, 2009 capital withdrawal)			(50)
February 26, 2009 200,000 common shares par value $.01			2,000
March 31, 2009 1,400,000 post merger common par value $.01			14,000
Increase in common stock	1,700	49,537	15,950
Common stock – end of period	21,842	71,379	87,329
Preferred Stock beginning of period July 30, 2008 (2 shares issued with par value $.01	0	0	0
Retained Earnings (deficit):			
Net income (loss) for period	(2,331)	(59,214)	(12,922)
Retained earnings (deficit) – beginning of period	(18,664)	($20,995)	($80,208)
Retained earnings (deficit) – end of period	($20,995)	($80,208)	($93,130)

NOTES:
"Existing 17,238,300 common shares "above were issued to ELGIN shareholders by prior management no less than five years, or more, before the merger of September 2008, and the paid in capital contribution made before the merger were made to Inicia as a private company, and then in accordance with the merger the 1,500 private shares of Pre-Merger Inicia were exchanged for 84,000,000 new common post merger shares of the Company.

Please see material subsequent events regarding the rescission of the 2 Preferred Shares

Inicia Incorporated
Notes to Financial Statements
For the years ended December 31, 2007 and 2008 and the period ending March 31, 2009

Inicia Incorporated is a software and media development company that develops/ builds and operates online publications, resources centers and social networks; produces video broadcast entertainment; develops digital software products; and also provides software and website develop services to third party clients.

1) Immediately prior to 09/23/08 Inicia Incorporated (which was a private closely- held corporation) entered into a reverse merger with Elgin Technologies, Inc. (ELGN) which was in bankruptcy and had no assets or liabilities. The public shell (formally ELGIN) emerged as the surviving entity and been renamed Inicia Incorporated, applied for and received a new trading symbol: INIA. The above financial statements reflect only and solely the operations of the (closely held) Inicia Incorporated prior and post to the aforementioned reverse merger, as the public shell had no operations of significance in the two years prior to the merger.

2) The earnings per share for 2007 reflect the 1,500 closely held shares of Inicia Incorporated prior to the reverse merger of September 23, 2008. The earnings per share for the year end December 31, 2008 and the period ending March 31, 2009 reflect the outstanding 101,238,300 and 104,488,300 post merger common shares respectively.

3) The Company believes that it will be able to use all of the net operating loss carry forwards of the pre-merger Inicia in future periods; however, to be conservative the Company has not recognized the related asset in the accompanying financial statements.

4) Significant accounting policies include:
   i) Accrual basis accounting
   ii) Development costs during the start up phase are written off
   iii) Depreciable assets are depreciated over their useful lives on a straight-line basis
   iv) Net operating losses shall be carried forward against profits in future periods
   v) U.S. income taxes will be reported on net income

5) Operating Leases. The Company has entered into a two year straight line lease for approximately one thousand (1000) square feet located at Uruguay 1279 - 5A -- Buenos Aires, Argentina 1016, which began on August 6, 2008 and ends on August 6, 2010. However, the lease stipulates a no penalty out clause after six months, effective as of January 6, 2009. The cost of the lease is thirty-three hundred (3,300) Argentine pesos per month, which at the time of the lease signing was converted at a rate of approximately 3 to 1, or US$1,100. As of December 2008 the exchange rate was 3.67 to 1, or $ 899.00, and as of March 31, 2009 the exchange rate is 3.75, or US$ 880.00. Currently no leasehold improvements have been done.

   The Company has a month-to-month verbal straight line agreement with the lease holder at 360 East 55th Street 13-G, New York, NY 10022 at a rate of $200 per month. If the tenancy at this location were to end it would not cause any significant interruption of operations.

   Currently management operates out of their respective home offices. These home offices are located at (Bruce Dugan) 360 East 55th Street, New York, NY, (Mary Ann Zimmer) 401 East 74th Street, New York, (Bob Buontempo) 16 Jacques Road, #14, Elizabeth, New Jersey. The Company has a verbal month-to-month tenancy at each location at no cost to the Company because these are the homes of the officers and key personnel who will telecommute until such time that the Company can establish a corporate office large enough to accommodate all of personnel.

   The Company Chief Financial Officer currently resides and works out of the Company location at Uruaguay 1279 (5A) Buenos Aires, Argentina.

   Annual future minimum payments under these operating leases as of March 31, 2009 are as follows:

2009	$12,960.00
2010	$21,600.00
TOTAL	$34,560.00

6) Allowance for doubtful accounts. The Company reviews its accounts on a monthly basis to determine if any accounts are possibly uncollectable. As of March 31, 2009 the bad debt expense has been immaterial, due in part because all third party contract work is paid thirty percent (30%) up front [before the work begins], thirty percent (30%) when the work is completed, and thirty percent (30%) upon delivery. The publishing revenue from online publications is solely from advertising, which is paid by the advertisers in advance. However, the Company will continue to monitor accounts receivable and will set up an allowance for doubtful accounts when and if required.

7) Outstanding loans. The Company currently has four outstanding loans in the amount of Two Hundred Dollars (US$200.00), Three Thousand Eight Hundred Dollars (US$3,800), and Five Hundred Dollars (US$500.00) from unrelated parties, with a verbal agreement to repay on or before December 31, 2009, if possible, with an interest of zero percent. Additionally, there is a loan of Seven Thousand One Hundred and Forty-Three Dollars (US$7,143) owed to Mario Delfino, an officer of the Company, with a verbal agreement to repay Five Thousand Dollars (US$5,000) of said loan upon, or shortly thereafter the successful completion of this Offering Statement with a zero rate of interest, and the remaining portion of said loan by December 31, 2009, if possible.

8) Foreign Currency Conversion. The Company has an operation in Buenos Aires, Argentina, and as such may encounter some revenue and expenses in the local (pesos) currency in the future. However, the Company invoices all clients in US dollars and pays all consultant and/or contractors in US dollars. In addition, any and all expense transactions are recorded in US dollars at the exchange rate in effect on the day of the transaction. The Company will account for the conversion of Argentine pesos to US dollars in all accounting statements using SFAS 52 for all foreign currency translations. However, since all records are kept in US dollars and all transactions are booked as US dollars, there are no foreign currency translations required per paragraphs 30-32 of SFAS 52.

9) Income Taxes. The Company has had taxable losses since inception. Net Operating Losses cumulatively generated as of March 31, 2009 totaled $75,123. This has generated cumulative deferred tax assets related to these losses of $31,077. This amount is has a full valuation allowance since there is not significant evidence that it is more likely than not that income will be generated in future years.

Deferred Tax Assets:	2007	2008	2009 (as of March 31)
Net operating losses	990	24,737	5,349
Total Deferred Assets:	990	24,737	5,349
Valuation Allowance:	(990)	(24,737)	(5,349)
Net Deferred:	0	0	0

The Net Operating Losses generated will begin to expire for Federal Purposes in 2025 and for State (of New York) purposes in 2025

10) Rights and Privileges of Stock; there are two classes of Inicia Incorporated stock .

Common Stock: The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. Common stock has a par value of $.01.

Preferred Stock: There are currently 1,000,000 preferred shares authorized with zero shares issued and outstanding, rights and privileges to be determined by the Board of Directors if and when such shares are issued.

11) Revenue Segments. (*See Statement of Income and Loss Page 47 for results).*

- *i2 Interactive Media; Online Publishing*: Advertising, Subscriptions,
- *i2 Media Lab*; *software and website programming;* Flat fee or hourly income for contract services, Licensing subscription fees for turnkey software solutions
- *Inicia Studios; High Definition video production;* Advertising from Netcast releases, Licensing from cable, TV or theatrical realses
- *i2d; digital products development;* Product sales

12) Impact of Recently Issued Accounting Standards. No new Accounting Standards have been issued by the Financial Accounting Standards Board that would impact this amendment as of the date of combination of Elgin Technologies, Inc and Inicia, Incorporated.

13) Material Subsequent Events. Shortly after the Shell Purchase on July 30, 2008, the Board of Directors -- prior to the Merger Agreement of September 23, 2008 -- issued one preferred share to each Keystone Capital Resources LLC. and New Century Capital Consultants Inc., with each Share having voting rights equal to fifty percent of all outstanding common shares. On June 5, 2009, by resolution of the current Board of Directors, and agreed to by Keystone Capital Resources LLC., and New Century Capital Consultants Inc., those shared were rescinded..

14) Revenue recognition policy. The Revenue for all streams below is recognized when realizable and earned per SFAS 5, SAB 101, and SFAS 48. In addition, per the criteria of SAB 104, all of the following criteria are met: (a) persuasive evidence of an arrangement exists (b) delivery has occurred or services have been rendered, (c) the seller's price to the buyer is fixed or determinable, and (d) collectability is reasonably assured, because revenue is booked monthly for monthly services. If in the future the Company engages in long term contracts, projects, agreements or any other working relationship between the parties other than on a monthly basis, then in that instance the Company will recognize deferred revenue based on the above listed guidelines.

a) Advertising Sales Revenue is invoiced and collected monthly for that period.

b) Affiliates Advertising Revenue are sales commissions received by the Company and are booked into revenue upon receipt.

c) Subscription Revenue was collected monthly for services access monthly. Currently the Company no longer charges access fees to its website members.

d) Contract Services are invoiced as work is completed, with a 25-50% advance collected on all substantial projects at the inception of the project. However, there was only one substantial project in 2007 and two projects in 2008. Upfront fees were waived to secure the project work due to the credibility of the clientele, and these projects were completed during their respective fiscal years.

e) Website Hosting services are offered on a month-to-month basis without any cancellation penalties. Therefore there is no deferred revenue.

15) In the opinion of Management, all adjustments are of a normal recurring nature.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

(Note that the information listed below for the Year ending December 31, 2007 and the period ending September 32, 2008 reflects the results of Inicia Incorporated pre merger [as a private closely held corporation] activity only, as pre-merger Elgin Technology activity was insignificant and their industry focus was not relevant to the Company's presently).

RESULTS OF OPERATIONS

Net sales

Net sales in 2008 were $23,890 as compared to $54,731 in 2007, which represents a decrease of $30,841 or 56 %. This decrease was attributable to (a) the reduction of third party contract service income due to the focus on in-house development of proprietary software that the Company intends to license in the future, (b) the increase of rent, programming costs, and travel and entertainment costs relative to the onetime costs of this Offering Statement.

Net sales for the period ending March 31, 2009 were $9,230 compared to $5,944for the period ending March 31, 2008, an increase of $3,286, or 35%. This increase was attributable to (a) an increase of 24% of realized ad revenue, and (b) an increase of 81% in 3rd party contract service income.

Cost of Goods Sold and Gross Profit

Currently the Company does not have any manufacturing costs, so our only direct costs other than salaries and overhead are the servers that we lease to house our website (s). The cost of our 3rd party reseller server remained unchanged in 2007, 2008 and the first three months of 2009 at a rate of $39.95 per month. For the Company's publishing server, the rate decreased from $378 per month in 2007 and the period ending September 30, 2008, to $349 for the period beginning October 1, 2008 to current. These servers are located in Missoula Montana and New York City respectively.

Selling, General and Administrative Expenses

The expenses for 2008 were $ 49,948 as compared to $30,940 in 2007, an increase $19,008 or 38%. The increase was attributable to several contributing factors; an increase in rent expenses to $ 14,082 in 2008 as compared to $6,000 in 2007, and other increases in travel and entertainment expenses associated with this Offering Statement.

The expenses for the period ending March 31, 2009 were $10,010 as compared to $5,762 for the period ending March 31, 2008, an increase of $4,248 or 42%. This increase is attributable to an increase in payroll to 5,120 for the period ending March 31, 2009 as compared to $1,355 for the period ending March 31, 2008,

Other Income (Expense)

None

Net Loss from Continuing Operations

The net loss for 2008 was $(59,213) compared to a loss for 2007 of $(2,331), an increase of $ (56,882) or 96%. This increase in losses is attributable to a 21% increase in cost of goods, including subcontract programming services, and a 38% increase in general expenses, including an increase in payroll.

The net loss for the period ending March 31, 2009 was $(12,922) compared to a loss for the period ending March 31, 2008 of $(1,496), an increase of $(11,426) or 88%. This increase is attributable to the fact that the bulk of expenses incurred and the increase of expenses incurred in 2008 was realized in the last eight months of the period.

During the 9 month period following the Inicia-Elgin reverse merger (September 2008), and in anticipation of the successful funding of this Offering Statement, the Company has experienced an increase in expenses to better position itself to implement the Company's strategic plans outlined throughout this document, but has also had a reduction in revenue and profits due to a significant amount of time and attention needed by management for the completion of this Offering Circular and the internal development of products and services that will be implemented and offered in the future, which is not currently revenue producing is believed will be strategically and financially beneficial to the Company within the twelve months subsequent to the successful completion of this Offering Statement,

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Some of our divisions are in the planning stages, while others have generated revenues from inception. To date, revenues generated have been below the Company's breakeven point and therefore the Company has been losing money during such time that the Company has been developing their projects. To that end management believes that within ninety (90) days of the completion of this Offering Statement that the Company can complete the online publishing model currently being used for its www.tglife.com BETA website community – and intended to be used to launch all other Company planned websites -- described in this Offering Statement.

To date, the Company's video division has generated enough revenue to recoup its initial production costs. However, with those five minute test videos having generated over 500,000 views on YouTube.com, management believes that with proceeds from the successful completion of this Offering Statement, it can produce higher quality, longer format programming to generate bottom line profits for the Company.

As noted earlier in this document, historically, over the past five years, the online trends for online publishing, social networks and short form/long form niche and format video programs have been gaining viewers (See *General Market Overview* Pg. 20)

While developing the website model, the Company has also generated revenue from providing software and website development services (to third party clients on a work-for-hire basis). The income from this area of operations has been inconsistent, due mostly to only one full time programmer and the Company's focus on development of its in-house products and services. Management expect that with the ease of pressure that the proceeds from this Offering Statement will provide, that it will be able to slowly grow this segment of the business to a consistent $50,000 - $100,000 per year within the next twenty four (24) months.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

To date, the Company has been a service-based company, while developing products that it intends to begin selling. These sales are to be achieved within one hundred twenty (120) days following the successful completion of this Offering Statement. These products will initially include publishing and e-commerce software solutions and the product referred to as IQM in this document described earlier in this document (See **3(a)** Pg 14 and **(b)** on Pg 16).

50. Foreign sales as a percent of total sales for last fiscal year: 5.6%.

Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %.

Explain the nature of these sales, including any anticipated changes:

Foreign sales were exclusively in the form of third party software/ website programming, and were limited in 2008 to one foreign client. During the subsequent 12 months following the completion of the Offering Statement, and following the completion of its planned software products (mentioned above in question 49), the Company intends to expand its third party services business both domestically and overseas, although it does not expect the percentage of foreign sales to be more than 20% of total Company sales. The Company has no government sales and does anticipate having any in the near future.

Financings

To meet our need for cash, we are attempting to raise equity financing. Through this financing, the Company may complete the development of our online publishing model, the design, packaging and promotion of the IQM music enhancer consumer product, complete planned video programming production and begin promotion efforts. If we do not raise the funds required to complete any, or all of our short term goals as mentioned in this document, we will have to find alternate sources of funds, such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, the company will either have to suspend operations until we do raise the cash or cease operations entirely.

On July 30 2009, New Century Capital Consultants, Inc. and Keystone Capital Resources LLC (collectively the "Secured Parties") forwarded to the Company an invoice for services rendered in the amount of ONE HUNDRED THOUSAND DOLLARS ($100,000 – See Pg. 43, Question 39c). This amount had been estimated at $123,200 and listed as such in the Use of Proceeds table as "Offering Costs" (See Pg. 33 – Use of Proceeds), thus leaving a surplus of $23,200. Provided that this surplus is not used for some unforeseen offering cost, it shall then be available for general working capital upon the successful completion of this Offering Statement.

Discontinued Operations

Since the reverse merger of Inicia Incorporated and Elgin Technologies, Inc on September 23, 2008, the Company has not had any disruption or discontinuation of it's' operations.

Liquidity and Financial Resources

These factors, when combined with the possibility that the company may not be successful in its attempt to secure new financing, raises doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by maintaining low operating expenses and to increase revenues significantly, through growth and acquisitions.

While management has identified potential acquisition and/or joint venture candidates, no formal discussions have yet begun, nor are there any immediate plans to initiate such discussions. There is no assurance that the Company will be successful in raising the necessary funds or a guarantee that the Company can successfully execute any acquisition or merger transactions with any company or individual or that if such transaction is effected, that the Company will be able to operate such company profitably or successfully. Moreover, there is no assurance that the in-house project plans adopted by management will prove to be successful.

The increases in recurring administrative expenses detailed above (see The Results of Operations above on Pg. 53) are due to the various startup, development or operational stages that each of the division's operations are at, the increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from external sources. But, this can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

PART III – EXHIBITS

Index to Exhibits

Number	Title of Document
1.	Underwriting Agreement (None, not applicable)
2.	Charter and By-Laws
3.	Instruments defining the rights of security holders (None)
4.	Subscription Agreement (None, not applicable)
5.	Voting Trust Agreement (None, not applicable)
6.	Material Contracts (None)
7	Material Foreign Patents (None)
8	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession (None)
9	Escrow Agreements (None, not applicable)
10.	Consents (None)
11.	Opinion re legality
12.	Sales Material (None)
13	"Test the Water" Material (None)
14.	Appointment of Agent for Service of Process (None, not applicable)
15.	Additional exhibits (see below)

a) Bankruptcy Court Order dated Oct. 16, 2007, approving Asset Purchase Agreement and authorizing the sale of the corporate shell of Elgin Technologies free and clear of liens, claims and encumbrances

b) Inicia – Elgin Merger Agreement dated September 23, 2008

c) Board resolution to issue shares dated October 8, 2008

d) Board resolution to rescind preferred shares dated June 5, 2009

e) Board resolution issuing shares for capital contribution dated June 5, 2009

f) Certificate of Correction of the previously filed notice of Merger (Exhibit 15e) as permitted by Section 103 of the General Corporation Law of the State of Delaware

g) Security Agreement

2.

Inicia Incorporated

* * * * *

BY-LAWS

* * * * *

ARTICLE I

OFFICES

Section 1. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. All meetings of the stockholders for the election of directors shall be held at such place either within or without the State of Delaware as shall be designated from time to time by the board of directors and entered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. if the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 10. Unless otherwise provided in the certificate of incorporation each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Section 11. Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be one. The director shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The business of the corporation shall be managed by or under the direction of its board of directors which nay exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS

Section 4. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 5. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 6. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 7. Special meetings of the board may be called by the president on ten days' notice to each director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors unless the board consists of only one director; in which case special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the sole director.

Section 8. At all meetings of the board a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 10. Unless otherwise restricted by the certificate of incorporation or these by-laws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES OF DIRECTORS

Section 11. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the certificate of incorporation, (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in Section 151(a) fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series or the same or any other class or classes of stock of the corporation) adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the by-laws of the corporation; and, unless the resolution or the certificate of incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

Section 12. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

COMPENSATION OF DIRECTORS

Section 13. Unless otherwise restricted by the certificate of incorporation or these by-laws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

REMOVAL OF DIRECTORS

Section 14. Unless otherwise restricted by the certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

ARTICLE IV

NOTICES

Section 1. Whenever, under the provisions of the statutes or of the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V

OFFICERS

Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice-president, a secretary and a treasurer. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide.

Section 2. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, one or more vice-presidents, a secretary and a treasurer.

Section 3. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

THE PRESIDENT

Section 6. The President shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.

Section 7. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

THE VICE-PRESIDENTS

Section 8. In the absence of the president or in the event of his inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 10. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

Section 11. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 12. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 13. If required by the board of directors, he shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 14. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. The shares of the corporation shall be represented by a certificate or shall be uncertificated. Certificates shall be signed by, or in the name of the corporation by, the chairman or vice-chairman of the board of directors, or the president or a vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) or a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. Any of or all the signatures on a certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

LOST CERTIFICATES

Section 3. The board of directors may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFER OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares such uncertificated shares shall be cancelled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the corporation.

FIXING RECORD DATE

Section 5. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the board of directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law.

Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ANNUAL STATEMENT

Section 3. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

CHECKS

Section 4. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

FISCAL YEAR

Section 5. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

SEAL

Section 6. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII

AMENDMENTS

Section 1. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the board of directors, when such power is conferred upon the board of directors by the certificate of incorporation at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting. If the power to adopt, amend or repeal by-laws is conferred upon the board of directors by the certificate of incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal by-laws.

11.

MICHAEL S. KROME, ESQ.
8 Teak Court
Lake Grove, New York 11755
(631) 737-8381

July 28, 2009

The Board of Directors
Inicia Incorporated
360 East 55th Street
Suite 13G
New York, NY 10022

Gentlemen:

You have requested my opinion as counsel for Global Dynamics Corp., a Delaware corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act"), and the Rules and regulations promulgated there under, of 56,000,000 shares offered pursuant to FORM 1 – A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933 (the "Registration Statement").

For purposes of this opinion, I have examined the Registration Statement filed with the Securities and Exchange Commission on or about the date hereof, including the prospectus, which is a part thereof (the "Prospectus") and the exhibits thereto. I have also been furnished with and have examined originals or copies, certified or otherwise identified to my satisfaction, of all such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as I have deemed it necessary to require as a basis for the opinions hereafter expressed.

In my examination I have assumed the genuineness of all signatures, the legal capacity of natural persons, the correctness of facts set forth in certificates, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or Photostated copies, and the authenticity of the originals of such copies.

I am a member of the bar of the State of New York. My opinions below are based upon the laws of the State of New York, the General Corporation Law of the State of Delaware, including the statutory provisions, all applicable reported judicial decisions interpreting these laws and the federal securities laws of the United States.

Based on the foregoing, it is my opinion that

1. The Company is a duly organized and validly existing corporation under the laws of the State of Delaware, with corporate power to conduct the business it conducts as described in the Registration Statement;
2. The Company has an authorized capitalization as set forth in the Registration Statement;
3. The securities set forth in the Registration Statement for sale by the Company have been duly authorized, validly issued and are fully paid and non-assessable shares of common stock of Inicia Incorporated.; and

I consent to the filing of this opinion as an exhibit to the Registration Statement and consent to the use of my name under the caption "Legal Matters" in the Prospectus.

Sincerely,

/s/ Michael S. Krome
Michael S. Krome, Esq.

15a.

Kurtzman Matera, P.C.
2 Perlman Drive
Spring Valley, NY 10977
(845) 352-8800

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------x
In re

Elgin Technologies, Inc.,
Warren Power Systems, Inc. d/b/a
Elgin Warren Power Systems,
Logic Labs, Inc.,

Debtors.
-------------------------------x

Chapter 11
Case No. 02-13159(PCB)
Case No. 02-13161(PCB)
Case No. 02-13162(PCB)

ORDER UNDER 11 U.S.C. §§ 105(a) AND 363, AND FED. R. BANKR. P. 6004 (I) APPROVING ASSET PURCHASE AGREEMENT AND (II) AUTHORIZING THE SALE OF THE CORPORATE SHELL OF ELGIN TECHNOLOGIES, INC. FREE AND CLEAR OF LIENS, CLAIMS, INTEREST AND ENCUMBRANCES

This matter having come before the Court on the motion dated August 15, 2007 (the "Sale Motion")[1] of the above-captioned Debtors and Debtors-in-possession (the "Debtors"), inter alia, entry of an order (the "Sale Approval Order") (I) approving the Asset Purchase Agreement and (II) authorizing the Debtors to sell the corporate shell of Elgin Technologies, Inc. pursuant to the Asset Purchase Agreement dated May, 2007, and a hearing on the Sale Motion having been held on September 11, 2007 at 11:00 a.m. EDT (the "Sale Approval Hearing"), at which time all interested parties were offered an opportunity to be heard with respect to the Sale Motion; and the Court having reviewed and considered (i) the Sale Motion, (ii) any objections thereto, and (iii) the arguments of counsel made, and the evidence proffered or adduced at the Sale Approval Hearing; and it appearing that the relief requested in the Sale Motion is in the best interests of the Debtors, their estates and creditors and other parties in interest; and upon the record of the Sale Approval

1 Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Sale Motion or the Agreement, as the case may be.

Hearing and these cases; and after due deliberation thereon; and good cause appearing therefor, it is hereby

FOUND AND DETERMINED THAT:[1]

A.

The Court has jurisdiction over the Sale Motion pursuant to 28 U.S.C. §§ 157 and 1334, and this matter is a core proceeding pursuant to 28 U.S.C. § 157(b)(2)(A) and (N). Venue of these cases and the Sale Motion in this district is proper under 28 U.S.C. §§ 1408 and 1409.

B.

The statutory predicates for the relief sought in the Sale Motion are sections 105(a) and 363(b), (f) and (m), of the United States Bankruptcy Code, 11 U.S.C. §§ 101-1330, as amended (the "Bankruptcy Code"), and Fed. R. Bankr. P. 6004.

C.

As evidenced by the affidavits of service filed with the Court, and based on the representations at the Sale Approval Hearing, (i) proper, timely, adequate and sufficient notice of the Sale Motion, Sale Approval Hearing, and the Sale has been provided in accordance with 11 U.S.C. §§ 102(1), 363 and Fed. R. Bankr. P. 2002 and 6004 and in compliance with the Budding Procedures Order, (ii) such notice was good and sufficient, and appropriate under the particular circumstances, and (iii) no other or further notice of the Sale Motion, Sale Approval, Hearing or the Sale is or shall be required.

D.

As demonstrated by (i) the testimony and other evidence proffered or adduced at the Sale Approval Hearing and (ii) the representations made on the record at the Sale Approval Hearing, the Debtors

---

2 Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. *See* Fed. R. Bankr. P. 7052.

A:\ELGIN ORDER - 02-13159.WPD

have conducted the sale process in compliance with the Sale Procedures Order, and the terms of the Agreement represent the highest and best offer for the Asset.

E.

The Debtors (i) have full power and authority to execute the Agreement and all other documents contemplated thereby, and the sale of the Asset by the Debtors has been duly and validly authorized by all necessary corporate action of the Debtors, and (ii) have all of the power and authority necessary to consummate the transactions contemplated by the Agreement.

F.

Approval of the Agreement and consummation of the Sale at this time is in the best interests of the Debtors, their creditors, their estates and other parties in interest.

G.

The Debtors have demonstrated both (i) good, sufficient and sound business purpose and justification and (ii) compelling circumstances for the Sale pursuant to 11 U.S.C. § 363(b) prior to, and outside of, a plan of reorganization.

H.

A reasonable opportunity to object or be heard with respect to the Sale Motion and the relief requested therein has been afforded to all interested persons and entities, including, but not limited to: (i) the Office of the United States Trustee; (ii) counsel for the Purchaser; (iii) counsel for the Committee; and (vi) all other entities that have filed requests for notices pursuant to Bankruptcy Rule 2002.

I.

The Agreement was negotiated, proposed and entered into by the Debtors and the Purchaser without collusion, in good faith, and from arm's length bargaining positions.

J.

The Purchaser is a good faith purchaser under 11 U.S.C. § 363(m) and, as such, is entitled to all of the protections afforded thereby. The Purchaser will be acting in good faith within the meaning of 11 U.S.C. § 363(m) in closing the transactions contemplated by the Agreement.

K.

The consideration provided by the Purchaser for the Asset pursuant to the Agreement (i) is fair and reasonable, (ii) is the highest and best offer for the Asset, (iii) will provide a greater recovery for the Debtors' creditors than would be provided by any other practicable available alternative, and (iv) constitutes reasonably equivalent value and fair consideration under the Bankruptcy Code.

L.

The Sale must be approved and consummated promptly in order to preserve the value of the Assets.

M.

The transfer of the Asset to the Purchaser will be a legal, valid and effective transfer of the Asset, and will vest the Purchaser with all right, title and interest of the Debtors to the Asset free and clear of all liens, claims and encumbrances.

N.

The Purchaser would not have entered into the Agreement and would not consummate the transactions contemplated thereby, thus adversely affecting the Debtors, their estates and their creditors, if the sale of the Asset to the Purchaser was not free and clear of all Claims of any kind or nature whatsoever, or if the Purchaser would, or in the future could, be liable for any of the Claims.

NOW THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:

1. The Sale Motion is granted, as further described herein.

Approval of the Agreement

2. The Agreement and all of the terms and conditions thereof are hereby approved.

3. Pursuant to 11 U.S.C. § 363(b), the Debtors are authorized and directed to consummate the Sale, pursuant to, in accordance with and subject to the terms and conditions of the Agreement.

4. The Debtors are authorized and directed to execute and deliver, and are empowered to perform under, consummate and implement, the Agreement, together with all additional instruments and documents that may be necessary to implement the Agreement, and to take all further actions as may be reasonably requested by the Purchaser for the purpose of assigning, transferring, granting, conveying and conferring to the Purchaser or reducing to possession, the Asset.

Transfer of Asset

5. Pursuant to 11 U.S.C. §§ 105(a) and 363(b) and (f), the Asset shall be transferred to the Purchaser as of the Closing Date. As of the Closing Date, the Asset shall

be transferred to the Purchaser, pursuant to section 363(f) of the Bankruptcy Code, free and clear of all interests, claims (as defined in section 101(5) of the Bankruptcy Code), liens (as defined in section 101(37) of the Bankruptcy Code) and encumbrances.

6. The transfer of the Asset to the Purchaser pursuant to the Agreement constitutes a legal, valid and effective transfer of the Asset, and shall vest the Purchaser with all right, title and interest of the Debtors in and to the Asset free and clear of all Claims of any kind or nature whatsoever.

7. Each and every federal, state, and local governmental agency and/or department

is directed to accept and timely process any and all documents, instruments and permits necessary and appropriate to consummate the transactions contemplated in the Agreement and this Sale Order.

Additional Provisions

8. The consideration provided by the Purchaser for the Asset under the Agreement

shall be deemed to constitute reasonably equivalent value and fair consideration under the Bankruptcy Code.

9. The consideration provided by the Purchaser for the Asset under the Agreement

is fair and reasonable, and was not controlled by an agreement among potential bidders, and the sale is not avoidable under section 363(n) of the Bankruptcy Code.

10. This Sale Approval Order (a) shall be effective as a determination that, on the Closing Date, all Claims of any kind or nature whatsoever existing as to the Asset prior to the Closing have been unconditionally released, discharged and terminated, and that the conveyance described herein has been effected, and (b) shall be binding upon and shall govern the acts of all entities in or to the Asset.

11. In accordance with the Agreement, and on the Closing Date:

i) All preferred shares in the Asset are cancelled;

ii) All common and preferred share conversion rights of any kind including, without limitation, warrants, options and convertible bonds are cancelled and extinguished.

iii) Any tax loss carry forward of Elgin is cancelled and the Purchaser or its successor-in-interest is prohibited from using same.

iv) The existing Board of Directors of Elgin is terminated.

v) The Purchaser is authorized to appoint a new director of Elgin.

vi) The Purchaser is authorized to re-domicile Elgin to the State of Nevada;

vii) The Purchaser is authorized to retain a new stock transfer agent for Elgin or in the event the existing transfer agent is still in business, to retain the existing transfer agent;

viii) The Purchaser is permitted to amend the Articles of Incorporation of Elgin to conform to the terms set forth in the Agreement and in this Sale Order;

ix) Elgin is directed to deliver all of its corporate books and records to Purchaser, with the Purchaser bearing any and all costs and fees required for the retrieval and conveyance of these items.

x) The Purchaser shall bring Elgin current in its filings with the Securities and Exchange Commission ("SEC"), and in such case, Elgin shall be labeled as a "blank check" or "shell company" under the SEC rules, or the Purchaser shall file a Form 15 (deregistration) with the SEC.

12. Each and every federal, state and local governmental agency or department is hereby directed to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Agreement.

13. This Court retains jurisdiction to enforce and implement the terms and provisions of the Agreement, all amendments thereto, any waivers and consents thereunder, and of the Agreement executed in connection therewith in all respects, including, but not limited to, retaining jurisdiction to (a) compel delivery of the Asset to the Purchaser, (b) resolve any disputes arising under or related to the Agreement, except as otherwise provided therein,

(c) interpret, implement, and enforce the provisions of this Sale Approval Order, and (d) protect the Purchaser against any Claims in the Debtors or the Asset, of any kind or nature whatsoever.

14. Nothing contained in any Chapter 11 plan confirmed in these cases or any order

of this Court confirming such plan or in any Order of this Court dismissing these cases shall conflict with or derogate from the provisions of the Agreement or the terms of this Sale Approval Order.

15. The transaction contemplated by the Agreement is undertaken by the Purchaser

in good faith, as that term is used in 11 U.S.C. § 363(m), and accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the Sale shall not affect the validity of the Sale to the Purchaser, unless such authorization is duly stayed pending such appeal. The Purchaser is a purchaser in good faith of the Asset, and is entitled to all of the protections afforded by 11 U.S.C. § 363(m).

16. The terms and provisions of the Agreement and this Sale Approval Order shall

be binding in all respects upon, and shall inure to the benefit of, the Debtors, their estates, and their creditors, the Purchaser, and its respective affiliates, successors and assigns, and any affected third parties including, but not limited to, all persons asserting Claims in the Asset to be sold to the Purchaser pursuant to the Agreement, notwithstanding any subsequent appointment of any trustee(s) under any Chapter of the Bankruptcy Code, as to which trustee(s) such terms and provisions likewise shall be binding.

17. The failure specifically to include any particular provisions of the Agreement in

this Sale Approval Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Agreement be authorized and approved in its entirety. To the extent any provision of the Agreement is inconsistent with the terms of this Sale Approval Order, the terms of this Sale Approval Order shall govern.

18. The Agreement and any related agreement, documents or other instrument may

be modified, amended or supplemented by the parties thereto, in a writing signed by both parties, and in accordance with the terms thereof, without further order of the Court, *provided that* any such modification, amendment or supplement does not have a material adverse effect on the Debtors' estates.

19. Except as provided in the Agreement, this Sale Approval Order, or other order

of this Court, after the Closing the Debtors and their estates shall have no further liabilities or obligations with respect to the Asset.

20. The provisions of this Sale Approval Order are nonseverable and mutually dependent.

21. The Debtors are hereby authorized and empowered to take such steps, expend

such sums of money, and do such other things as may be necessary to implement and effect the terms and requirements of this Sale Approval Order.

22. The stay of orders authorizing the use, sale or lease of property as provided for in Fed. R. Bank. P. 6004(g) shall not apply to this Sale Order, which is immediately effective and enforceable.

Dated:New York, New York

October 16, 2007

/s/ Prudence Carter Beatty
Honorable Prudence Carter BeattyUnited
States Bankruptcy Judge

15b.

AGREEMENT AND PLAN OF EXCHANGE

This Agreement and Plan of Exchange ("Agreement") entered into as of this 23rd day of September 2008, by and between Elgin Technologies, Inc., a Delaware corporation ("ELGIN"), and Inicia Incorporated, a Delaware corporation ("Inicia" or "Acquired Corporation"), and, the corporations acting by their respective boards of directors and sometimes collectively referred to as the "Constituent Corporations."

WHEREAS, ELGIN is a corporation organized and existing under the laws of the State of Delaware, with its principal business office located in Great Neck, New York.

WHEREAS, the authorized capital stock of ELGIN consists of 501,000,000 shares capital stock, divided into a total of 500,000,000 shares of Common Stock, with a par value of $0.0001 per share, and a total of 1,000,000 shares of any number of series of preferred shares, of which SEVENTEEN MILLION TWO HUNDRED THIRTY-EIGHT THREE HUNDRED (17,238,300) shares of Common Stock are presently issued and outstanding and two (2) shares of Preferred Stock is issued and outstanding.

WHEREAS, Inicia is a corporation organized and existing under the laws of the state of Delaware, with its principal business office located 360 East 55th Street 13-G, New York, NY 10022;

WHEREAS, the authorized capital stock of Inicia consists of ONE THOUSAND FIVE HUNDRED (1,500) shares of common stock, no par value, of which ONE THOUSAND FIVE HUNDRED (1,500) shares are presently issued and outstanding;

WHEREAS, the respective Boards of Directors of ELGIN and Inicia as well as their respective shareholders, deem it desirable and in the best interests of the corporations and their stockholders that the corporations enter into this Agreement pursuant to the terms and conditions contained herein; and

WHEREAS, in order to consummate this exchange and in consideration of the mutual benefits to be derived and the mutual agreements contained herein, ELGIN and Inicia approve and adopt this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual agreements, provisions and covenants herein contained, it is agreed by and between the parties that, in accordance with the provisions of the laws of the State of Delaware, there shall be an exchange of interest between ELGIN and Inicia as of the Closing, planned for September 23, 2008, with Inicia immediately becoming a subsidiary of ELGIN and immediately thereafter merging with ELGIN, with the name Inicia Incorporated surviving the merger.

ARTICLE I
EXCHANGE OF INTEREST

1.1 Shareholder Approval.

ELGIN and Inicia have received approval by the majority of the shares entitled to vote of each of the Constituent Corporations to approve and adopt this Agreement whereby ELGIN would acquire Inicia as a wholly-owned subsidiary and Inicia would immediately thereafter be merged with ELGIN and the Constituent Corporations have received the authority to immediately proceed to effectuate the exchange of interest between the Constituent Corporations.

1.2 Filings After Shareholder Approval.

As soon as practicable after all conditions to the obligations of the parties to this agreement to the effect the exchange of interest shall have been satisfied or waived, ELGIN shall file with the Delaware Secretary of State the documents necessary and required by Delaware Law and take such other and future actions as may be required by Delaware law to make the exchange of interest effective. Notwithstanding the duty imposed by Delaware law to notify the Delaware Secretary of State, the exchange of interest between Inicia and ELGIN and the merger of ELGIN and Inicia thereafter shall become effective upon Closing.

ARTICLE II
NAME AND CONTINUED CORPORATE EXISTENCE OF ACQUIRED CORPORATION

The corporate name of Inicia Incorporated, the acquired corporation, whose corporate existence is to merge with Elgin in this exchange of interest, and its identity, existence, purposes, powers, objects, franchises, rights and immunities shall continue unaffected and unimpaired by the exchange of interest.

ARTICLE III
DIRECTORS AND OFFICERS OF ACQUIRED CORPORATION

3.1 Directors.

Upon Closing, ELGIN directors will nominate Bruce Dugan to the Chairman of the Board seat. Immediately thereafter, all ELGIN directors will resign, and Bruce Dugan shall thereafter nominate additional directors.

3.2 Officers.

The current officer of ELGIN shall resign upon Closing.

ARTICLE IV
TERMS OF THE EXCHANGE OF SHARES AND ACTIONS SUBSEQUENT

4.1 At Closing, Inicia will transfer to Elgin a total of 1,500 shares of Inicia equal to a 100% of the total issued and outstanding shares of Inicia, and Elgin shall issue shares of Elgin to the Inicia shareholders, as set forth on Schedule 4.1. Upon the closing the Inicia shareholders shall tender their shares and Elgin shall issue the shares as set forth on Schedule 4.1.

4.2 The parties shall file a Certificate of Merger with the State of Delaware, merging the two corporations, upon the terms and conditions set forth thereon. The surviving corporate name will be Inicia Incorporated.

4.3 The existing corporate offices of ELGIN located at 111 Great Neck Road, Suite 300, Great Neck, NY 11201, will be relocated as directed by INICIA.

ARTICLE V
ASSETS AND LIABILITIES

5.1 Elgin currently has no assets or liabilities, inasmuch as on or about October 16, 2007, the Honorable Carter Beatty, United States Bankruptcy Court, entered an order in the Bankruptcy Court for the Southern District of New York permitting the sale of the corporate shell (the "Sale Order"), which is incorporated herein as part of this AGREEMENT AND PLAN OF EXCHANGE, and annexed hereto as Exhibit 5.1, and pursuant to the Sale Order, and the Corporate Shell Purchase Agreement the following terms were instituted regarding the Registrant:

i. All preferred shares in the Asset shall be cancelled;

ii. All common and preferred share conversion rights of any kind including, without limitation, warrants, options and convertible bonds shall be cancelled and extinguished;

iii. All issued and outstanding common shares of Elgin Technologies, Inc., to the new management of Elgin Technologies, Inc., shall be cancelled, with Purchaser authorized to issue new shares and appoint new management of Elgin Technologies, Inc. The new management of Elgin Technologies, Inc., shall not impact or otherwise effect Elgin Technologies, Inc., debtor in possession, in its liquidating Chapter 11 bankruptcy and any rights of common or preferred shareholders of Elgin Technologies, Inc., debtor in possession or debtor, as such existed under the United States Bankruptcy Code prior to the entry of an order approving the purchase of the Asset, whether to a vote or distribution under a plan of reorganization or otherwise, shall continue only as to Elgin Technologies, Inc., debtor in possession or debtor.

iv. The existing Board of Directors of Elgin Technologies, Inc. shall be terminated;

v. Purchaser shall be authorized to re-domicile Elgin Technologies, Inc. to the State of Nevada;

vi. The Purchaser shall be authorized to appoint a new Board of Directors within 30 days of entry of the order approving the subject sale;

vii. The Purchaser is authorized to retain a new stock transfer agent for Elgin Technologies, Inc., or in the event the existing transfer agent is still in business, to retain the existing transfer agent;

viii. The Purchaser shall be permitted to amend the Articles of Incorporation of Elgin Technologies, Inc., to conform to the terms set forth herein and in the order approving the sale;

ix. The Court shall order that, as a condition of closing, Elgin Technologies, Inc. shall deliver all of its corporate books and records to Purchaser;

x. The sale of the Asset shall be free and clear of any and all public and private liens, interests, judgments, obligations and encumbrances;

xi. The Court made specific findings of fact consistent with 11 U.S.C. § 363, general motions and the terms outlined above, including, without limitation, that the Purchase is a good faith purchaser entitled to the protections of 11 U.S.C. §363(m).

ARTICLE VI
INDEMNIFICATION

ELGIN hereby indemnifies and shall hold Inicia harmless from any losses, claims, damages or liabilities in the event anyone should initiate an action against Inicia on the basis that there was a breach of any representation, warranty or covenant by ELGIN or any of their officers, directors, employees or affiliates in connection with this Agreement.

Promptly after receipt by of notice of the commencement of any action, Inicia will notify ELGIN in writing of the commencement thereof in which case ELGIN will be entitled to participate therein and, to the extent that it may wish, assume the defense thereof with counsel who shall be to the reasonable satisfaction of Inicia. In any such action, Inicia shall have the right to retain his own counsel but the fees and expenses of such counsel shall be at ELGIN's expense. Inicia shall not be liable for any settlement of any proceeding or claim effected without its written consent, but if settled with such consent or if there is a final judgment for the plaintiff, ELGIN agrees to indemnify Inicia from and against any loss or liability (including fees and expenses of counsel) by reason of such settlement or judgment.

ARTICLE VII
CONDUCT OF BUSINESS BY CONSTITUENT CORPORATIONS

Prior to Closing, Inicia shall conduct its business in its usual and ordinary manner, and shall not enter into any transaction other than in the usual and ordinary course of such business. It is understood and agreed to that Inicia shall continue to seek acquisitions, both tangible and intangible, as well as seek other sources of debt or equity funding that are in the best interest of Inicia, and as such, these activities are considered within its usual and ordinary course of business. Without limiting the generality of the above, Inicia shall not, except as otherwise consented to in writing by ELGIN or as otherwise provided in this Agreement:

1. Amend its certificate of incorporation or its bylaws;
2. Declare or pay any dividend or make any other distribution upon or with respect to its capital stock;
3. Repurchase any of its outstanding stock or by any other means transfer any of its funds to its shareholders either selectively or rateably, in return for value or otherwise, except as salary or other compensation in the ordinary or normal course of business;
4. Undertake or incur any obligations or liabilities except current obligations or liabilities in the ordinary course of business and except for liabilities for fees and expenses in connection with the negotiation and consummation of the merger in amounts to be determined after the Effective Date;
5. Mortgage, pledge, subject to lien or otherwise encumber any realty or any tangible or intangible personal property;
6. Sell, assign or otherwise transfer any tangible assets of whatever kind, or cancel any claims, except in the ordinary course of business;
7. Sell, assign, or otherwise transfer any trademark, trade name, patent or other intangible asset;
8. Default in performance of any material provision of any material contract or other obligation; or
9. Waive any right of any substantial value.

Prior to Closing, ELGIN shall conduct its business in its usual and ordinary manner, and shall not enter into any transaction other than in the usual and ordinary course of such business except as provided. Without limiting the generality of the above, ELGIN shall not, except as otherwise consented to in writing by Inicia or as otherwise provided in this Agreement:

1. Issue or sell any shares of its capital stock in addition to those outstanding on this date;
2. Issue rights to subscribe to or options to purchase any shares of its stock;
3. Amend its certificate of incorporation or its bylaws other than agreed to and provided for in this Agreement;
4. Issue or contract to issue funded debt;
5. Declare or pay any dividend or make any other distribution upon or with respect to its capital stock.
6. Repurchase any of its outstanding stock or by any other means transfer any of its funds to its shareholders either selectively or rateably, in return for value or otherwise, except as salary or other compensation in the ordinary or normal course of business;

7. Undertake or incur any obligations or liabilities except current obligations or liabilities in the ordinary course of business and except for liabilities for fees and expenses in connection with the negotiation and consummation of the merger in amounts to be determined after the Effective Date;
8. Mortgage, pledge, subject to lien or otherwise encumber any realty or any tangible or intangible personal property,
9. Sell, assign or otherwise transfer any tangible assets of whatever kind, or cancel any claims, except in the ordinary course of business and except as provided for in this Agreement;
10. Sell, assign, or otherwise transfer any trademark, trade name, patent or other intangible asset except as provided for in this Agreement;
11. Default in performance of any material provision of any material contract or other obligation;
12. Waive any right of any substantial value; or
13. Purchase or otherwise acquire any equity or debt security of another corporation except to realize on an otherwise worthless debt.

ARTICLE VIII
WARRANTIES OF THE CONSTITUENT CORPORATIONS

8.1 Representations and Warranties of Inicia.

Inicia covenants, represents and warrants to ELGIN that:

a. It is on the date of this Agreement, and will be on Closing, (a) a corporation duly organized and existing and in good standing under the laws of the jurisdiction of the State of Delaware and (b) duly authorized under its articles, and under applicable laws, to engage in the business carried on by it;
b. Its Board of Directors has and its shareholders have authorized and approved the execution and delivery of this Agreement, and the performance of the transactions contemplated by this Agreement;
c. It has complied with, and is not in violation of any applicable Federal, State, or local statutes, laws, and regulations affecting its properties or the operation of its business;
d. It is not involved as a defendant or plaintiff in any suit, action, arbitration, or legal, administrative or other proceeding, which to its best knowledge, would affect the company or its business, assets, or financial condition in a negative manner; or, governmental investigation which is pending; to the best of its knowledge, threatened against or affecting the company or its business assets or financial condition; and is not in default with respect to any order, writ, injunction or decree of any Federal, State, local/foreign court, department, agency, or instrumentality applicable to it;
e. The execution and delivery of this Agreement and its performance in the time and manner contemplated will not cause, constitute, or conflict with, or result in any of the following: (1) a breach or violation of any provisions of or

constitute a default under any license, indenture, mortgage instrument, article of incorporation, bylaw, other agreement or instrument to which the company is a party, or by which it may be bound, nor will any consents or authorizations of any party other than those required, (2) any event that would permit any party to any agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of the company, or, (3) an event that would result in the creation or imposition of any lien, charge, encumbrance on any asset;

f. All leases now held by it are now and will be on the Closing in good standing and not voidable or void by reason of any default whatsoever;

g. It has not been represented by any broker in connection with the transaction contemplated, except as it has advised ELGIN in writing;

h. Inicia undertakes to make all necessary SEC filings required by law, if any;

i. Inicia will not make enter into any transactions regarding the raise of any additional capital, other than with to be raised by the shareholders or entities on Schedule 4.4, without the approval of the entities listed on Schedule 4.4 hereto.

8.1 Representations and Warranties of ELGIN.

ELGIN covenants, represents and warrants to Inicia that:

a. It is on the date of this Agreement, and will be on Closing Date, (a) a corporation duly organized and existing and in good standing under the laws of the jurisdiction of the State of Delaware and (b) duly authorized under its articles, and under applicable laws, to engage in the business carried on by it;

b. Its Board of Directors has and its shareholders have authorized and approved the execution and delivery of this Agreement, and the performance of the transactions contemplated by this Agreement;

c. It has complied with, and is not in violation of any applicable Federal, State, or local statutes, laws, and regulations affecting its properties or the operation of its business.

d. It is not involved as a defendant or plaintiff in any suit, action, arbitration, or legal, administrative or other proceeding, which to its best knowledge, would affect the company or its business, assets, or financial condition in a negative manner; or, governmental investigation which is pending; to the best of its knowledge, threatened against or affecting the company or its business assets or financial condition; and is not in default with respect to any order, writ, injunction or decree of any Federal, State, local/foreign court, department, agency, or instrumentality applicable to it;

e. The execution and delivery of this Agreement and its performance in the time and manner contemplated will not cause, constitute, or conflict with, or result in any of the following: (1) a breach or violation of any provisions of or constitute a default under any license, indenture, mortgage instrument, article of incorporation, bylaw, other agreement or instrument to which the company is a party, or by which it may be bound, nor will any consents or authorizations of any party other than those required, (2) any event that would permit any party to any agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of the company, or, (3) an event that would result in the creation or imposition of any lien, charge, encumbrance on any asset;

f. ELGIN's common stock is listed and trading on the Pink Sheets (under the trading symbol "ELGIN") and no restrictions have been imposed on the trading of these shares by the National Association of Securities Dealers, Inc. or any other regulatory body; and

g. ELGIN represents that there are no outstanding options, warrants or other instruments currently in existence that would entitle anyone to acquire new shares, post acquisition of Inicia, of ELGIN, other than those fully disclosed to Inicia. In the event any non-disclosed instruments are found post acquisition of Inicia, ELGIN understands and agrees that Inicia shall cancel and rescind such options, warrants or other instruments.

ARTICLE IX
CONSUMMATION OF EXCHANGE

If the exchange contemplated is completed, all expenses incurred in consummating the plan of exchange shall, except as otherwise agreed in writing between the Constituent Corporations, be borne by the Corporation incurring the expense.

ARTICLE X
MISCELLANEOUS

10.1 Access to Books and Records.

Inicia shall, before Closing, afford to the officers and authorized representatives of ELGIN free and full access to its books and records, and the officers of Inicia will furnish ELGIN with financial and operating data and other information as to the business and properties of Inicia as ELGIN shall from time to time reasonably request. ELGIN shall, before Closing, afford to the officers and authorized representatives of Inicia free and full access to its books and records, and the officers of ELGIN will furnish Inicia with financial and operating data and other information as to the business and properties of ELGIN as Inicia shall from time to time reasonably request. ELGIN and Inicia agree that, unless and until the merger contemplated by this Agreement has been consummated, ELGIN and Inicia and their officers and representatives will hold in strict confidence all data and information obtained from one another as long as it is not in the public domain, and if the merger provided for is not consummated as contemplated, ELGIN and Inicia will each return to the other party all data as the other party may reasonably request.

10.2 Rights Cumulative; Waivers.

The rights of each of the parties under this Agreement are cumulative. The rights of each of the parties hereunder shall not be capable of being waived or varied other than by an express waiver or variation in writing. Any failure to exercise or any delay in exercising any of such rights shall not operate as a waiver or variation of that or any other such right. Any defective or partial exercise of any of such rights shall not preclude any other or further exercise of that or any other such right. No act or course of conduct or negotiation on the part of any party shall in any way preclude such party from exercising any such right or constitute a suspension or any variation of any such right.

10.3 Benefit; Successors Bound.

This Agreement and the terms, covenants, conditions, provisions, obligations, undertakings, rights, and benefits hereof, shall be binding upon, and shall inure to the benefit of, the undersigned parties and their heirs, executors, administrators, representatives, successors, and permitted assigns.

10.4 Entire Agreement.

This Agreement contains the entire agreement between the parties with respect to the subject matter hereof. There are no promises, agreements, conditions, undertakings, understandings, warranties, covenants or representations, oral or written, express or implied, between them with respect to this Agreement or the matters described in this Agreement, except as set forth in this Agreement. Any such negotiations, promises, or understandings shall not be used to interpret or constitute this Agreement.

10.5 Assignment.

Neither this Agreement nor any other benefit to accrue hereunder shall be assigned or transferred by either party, either in whole or in part, without the written consent of the other party, and any purported assignment in violation hereof shall be void.

10.6 Amendment.

This Agreement may be amended only by an instrument in writing executed by all the parties hereto.

10.7 Severability.

Each part of this Agreement is intended to be severable. In the event that any provision of this Agreement is found by any court or other authority of competent jurisdiction to be illegal or unenforceable, such provision shall be severed or modified to the extent necessary to render it enforceable and as so severed or modified, this Agreement shall continue in full force and effect.

10.8 Section Headings.

The Section headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.9 Construction.

Unless the context otherwise requires, when used herein, the singular shall be deemed to include the plural, the plural shall be deemed to include each of the singular, and pronouns of one or no gender shall be deemed to include the equivalent pronoun of the other or no gender.

10.10 Further Assurances.

In addition to the instruments and documents to be made, executed and delivered pursuant to this Agreement, the parties hereto agree to make, execute and deliver or cause to be made, executed and delivered, to the requesting party such other instruments and to take such other actions as the requesting party may reasonably require to carry out the terms of this Agreement and the transactions contemplated hereby.

10.11 Notices.

Any notice which is required or desired under this Agreement shall be given in writing and may be sent by personal delivery or by mail by either the United States mail, postage prepaid, or by Federal Express or similar generally recognized overnight carrier.

10.12 Venue and Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the State of New York, and each of the parties hereto consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Agreement shall be deemed effective service of process on such party. Each party hereto (including its affiliates, agents, officers, directors and employees) irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

10.13 Consents.

The person signing this Agreement on behalf of each party hereby represents and warrants that he has the necessary power, consent and authority to execute and deliver this Agreement on behalf of such party.

10.14 Execution in Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.

ELGIN TECHNOLOGIES, INC.

By: ____________________
Name: Michael S. Krome
Title: President
Dated: September 23, 2008

INICIA INCORPORATED

By: ____________________
Name: Bruce Dugan
Title: President
Dated: September 23, 2008

15 c

INICIA INCORPORATED

Written Consent of the Board of Directors
In Lieu of Meeting

The undersigned, being all directors of INICIA INCORPORATED (the "Corporation"), hereby consent, pursuant to the Corporation Law of the State of Delaware, to the adoption of the following resolutions taking or authorizing the actions specified therein:

1. *Issuance of Shares of Common Stock of the Corporation.*

WHEREAS, Pursuant to the Agreement and Plan of Exchange entered into as of this 23rd day of September 2008, by and between Elgin Technologies, Inc., a Delaware corporation and Inicia Incorporated, certain shares are to be issued

BE IT RESOLVED, the Corporation shall issue shares of common stock, as indicated below and said shares shall bear a restrictive legend and shall be deemed to have been issued on the date of the execution of this resolution, to the shareholders and in the amounts as follows:

Shareholder	Common Shares Issued
Bruce T. Dugan	33,400,000
Mario Delfino	25,000,000
Larry Schultze	25,000,000
James Zimbler	600,000

2. *Approval to File Necessary Reports*

WHEREAS, certain actions taken at this meeting may require filing with the SEC of the appropriate report,

BE IT RESOLVED, that the President and other Officers of the Corporation has the requisite authority to take the necessary actions, or to delegate such action to another that are required to be done to implement the actions determined, including, but not limited to, the filing of any forms or filings with the SEC or FINRA, if required.

Dated as of: October 8, 2008

Bruce Dugan, Director

Mary Ann Zimmer, Director

Mario Delfino, Director

Larry Schulze, Director

15 d.

INICIA INCORPORATED

Written Consent of the Board of Directors
In Lieu of Meeting

The undersigned, being all directors of INICIA INCORPORATED (the "Corporation"), hereby consent, pursuant to the Corporation Law of the State of Delaware, to the adoption of the following resolutions taking or authorizing the actions specified therein:

1. ***Rescission and Cancellation of Preferred Shares of Stock.***

WHEREAS, the Corporation, on September 17, 2008, authorized the issuance of one (1) shares of preferred stock to Keystone Capital Resources, LLC and New Century Capital Consultants, Inc., and each share of Preferred Stock allows the preferred shareholder to vote the equivalent of 50% of the current issued and outstanding shares of the Corporation to exercise control over the Corporation, and

WHEREAS, the Corporation desires to rescind and cancel the two shares of Preferred Stock and both Keystone Capital Resources, LLC and New Century Capital Consultants, Inc. consent to the rescission and cancellation of their Preferred shares,

BE IT RESOLVED, that the two shares of Preferred stock previously issued to Keystone Capital Resources, LLC and New Century Capital Consultants, Inc. are hereby cancelled and returned to the treasury of the Corporation.

2. ***Approval to File Necessary Reports***

WHEREAS, certain actions taken at this meeting may require filing with the SEC of the appropriate report,

BE IT RESOLVED, that the President and other Officers of the Corporation has the requisite authority to take the necessary actions, or to delegate such action to another that are required to be done to implement the actions determined, including, but not limited to, the filing of any forms or filings with the SEC or FINRA, if required.

Dated as of: June 5, 2009

Bruce Dugan, Director

Mary Ann Zimmer, Director

Mario Delfino, Director

Larry Schulze, Director

Accepted and Agreed to the cancellation of the Preferred Stock:

Keystone Capital Resources, LLC

By: /S/

New Century Capital Consultants, Inc.

By: /S/

15 e.

INICIA INCORPORATED

Written Consent of the Board of Directors
In Lieu of Meeting

The undersigned, being all directors of INICIA INCORPORATED (the "Corporation"), hereby consent, pursuant to the Corporation Law of the State of Delaware, to the adoption of the following resolutions taking or authorizing the actions specified therein:

1. ***Conversion of Debt into Shares of Common Stock of the Corporation.***

WHEREAS, the Corporation is indebted to various entities/individuals for monies loaned to the Corporation in the amounts indicated below on the dates listed, and

WHEREAS, the Corporation desires to issue shares of common stock in exchange for said debt at a conversion of $.001 per share,

BE IT RESOLVED, the Corporation shall issue shares of common stock, as indicated below and said shares shall bear a restrictive legend and shall be deemed to have been issued on the dates indicated as follows:

Shareholder	Dated	Amount	Shares
New Century Capital Consultants, Inc.	February 27, 2009	$2,000	200,000
Keystone Capital Resources, LLC	October 24, 2008	$8,000	800,000
Keystone Capital Resources, LLC	November 14, 2008	$3,500	350,000
Keystone Capital Resources, LLC	December 28, 2008	$5,000	500,000
Keystone Capital Resources, LLC	January 30, 2009	$11,500	1,150,000
Keystone Capital Resources, LLC	February 5, 2009	$2,500	250,000

2. ***Approval to File Necessary Reports***

WHEREAS, certain actions taken at this meeting may require filing with the SEC of the appropriate report,

BE IT RESOLVED, that the President and other Officers of the Corporation has the requisite authority to take the necessary actions, or to delegate such action to another that are required to be done to implement the actions determined, including, but not limited to, the filing of any forms or filings with the SEC or FINRA, if required.

Dated as of: June 5, 2009

Bruce Dugan, Director

Mary Ann Zimmer, Director

Mario Delfino, Director

Larry Schulze, Director

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:22 AM 07/17/2009
FILED 09:22 AM 07/17/2009
SRV 090706061 - 2092153 FILE

15f.

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

Inicia Incorporated, a corporation organized and existing under and existing under the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of corporation is Inicia Incorporated.
2. That a Certificate of Merger between Elgin Technologies, Inc. and Inicia Incorporated Pursuant to Section 251 of the General Corporation Law was filed with the Secretary of State of Delaware on October 7, 2008 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.
3. The inaccuracy or defect of said Certificate is that in Article Third of the Certificate of Merger states that:

    "**THIRD:** The manner of converting the outstanding shares of each of the constituent corporations shall be as follows:

    An exchange of one share of common stock of INICIA INCORPORATED for one new share of the surviving corporation."

    And that the paragraph is incorrect as the number of shares to be exchanged was to have been 56,000 shares of INICIA INCORPORATED for each 1 shares of Elgin Technologies, Inc.
4. Article Third of the Certificate is hereby amended to read as follows:

    "**THIRD:** The manner of converting the outstanding shares of each of the constituent corporations shall be as follows:

    An exchange of one share of common stock of INICIA INCORPORATED for each 56,000 shares of the surviving corporation

IN WITNESS WHEREOF, said corporation caused this Certificate of Correction the 16th Day of July, 2009.

By: ______________________
Authorized Officer
Name: Bruce T. Dugan
Title: President

159.

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the "Agreement"), is entered into and made effective as of the 5 day of August, 2009, by and between **Bruce F. Dugan, Mario Delfino and Larry Schultze**, all doing business at ______________________ (together the "Grantors") and **New Century Capital Consultants, Inc.**, a New York corporation, with its principal address at 111 Great Neck Road, Ste 300, Great Neck, NY 11201 and **Keystone Capital Resources, LLC**, doing business at 330 Innovation Blvd, Ste 300, State Collage PA 16801 (collectively the "Secured Parties").

WHEREAS, the Secured Parties advanced the sum of SIXTY THOUSAND DOLLARS ($60,000) to secure an interest in a Corporation that has now become Inicia Incorporated;

WHEREAS, Grantors desire to grant a security interest to the Secured Parties and Grantors hereby grant to the Secured Parties a security interest in and to the pledged property identified on Exhibit A hereto (collectively referred to as the "Pledged Property") until the satisfaction of the Obligations, as defined herein below.

WHEREAS, that the Company is in the process of filing a Regulation A Offering, with the intent to raise $560,000 through the registered offering and sale of 56,000,000 common shares of the Company to the public, and

WHEREAS, that the Company intends to pay the secured parties from the proceeds realized from the Regulation A Offering.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.
DEFINITIONS AND INTERPRETATIONS

Section 1.1. Recitals.
The above recitals are true and correct and are incorporated herein, in their entirety, by this reference.

Section 1.2. Interpretations.
Nothing herein expressed or implied is intended or shall be construed to confer upon any person other than the Secured Parties any right, remedy or claim under or by reason hereof.

Section 1.3. Obligations Secured.
The obligations secured hereby are obligations of the Grantors now existing (collectively, the "Obligations").

ARTICLE 2.
PLEDGED COLLATERAL, ADMINISTRATION OF COLLATERAL AND TERMINATION OF SECURITY INTEREST

Section 2.1. Pledged Property.
(a) Grantors hereby pledge to the Secured Parties, and creates in the Secured Parties for their benefit, a security interest for such time until the Obligations are paid in full, in

and to all of the property of Grantors as set forth in Exhibit "A" attached hereto (collectively, the "Pledged Property"), being shares of common stock of Inicia Incorporated:

The Pledged Property, as set forth in Exhibit "A" attached hereto, and the products thereof and the proceeds of all such items are hereinafter collectively referred to as the "Pledged Collateral."

(b) Simultaneously with the execution and delivery of this Agreement, Grantors shall make, execute, acknowledge, file, record and deliver to the Secured Parties any documents reasonably requested by the Secured Parties to perfect its security interest in the Pledged Property, including a UCC-1 Filing with the State of New York. Simultaneously with the execution and delivery of this Agreement, or at any time thereafter as long as the Secured Parties continue to have an interest in the Pledged Property, Grantors shall make, execute, acknowledge and deliver to the Secured Parties such documents and instruments, including, without limitation, financing statements, certificates, affidavits and forms as may, in the Secured Parties' reasonable judgment, be necessary to effectuate, complete or perfect, or to continue and preserve, the security interest of the Secured Parties in the Pledged Property, and the Secured Parties shall hold such documents and instruments as Secured Parties, subject to the terms and conditions contained herein, as follows:

Section 2.2. Termination of Security Interest. Once the Regulation A Offering is effective and the Offering is placed and received by the Company shall be obligated to pay the entire amount due to the Secured Parties within Thirty (30) days, or if the entire amount is not placed, than the Secured Parties shall receive a pro rata amount of the amount due from the Offering, with the remaining balance still due and payable, and subject to this Security Agreement. Upon payment of the full amount, the Security Interest shall terminate immediately and the Pledged Collateral shall be released. Secured Parties shall file any UCC Filing with the State of New York to evidence the release of the Collateral under this Agreement.

Section 2.3.
Rights; Interests; Etc.

(a) So long as no Event of Default (as hereinafter defined) shall have occurred and be continuing:

(i) Grantors shall be entitled to exercise any and all rights pertaining to the Pledged Property or any part thereof for any purpose not inconsistent with the terms hereof; and

(ii) Grantors shall be entitled to receive and retain any and all payments paid or made in respect of the Pledged Property.

(b) Upon the occurrence and during the continuance of an Event of Default:

(i) All rights of Grantors to exercise the rights which it would otherwise be entitled to exercise pursuant to Section 2.3(a)(i) hereof and to receive payments which it would otherwise be authorized to receive and retain pursuant to Section 2.2(a)(ii) hereof shall be suspended, and all such rights shall thereupon become vested in the Secured Parties who shall thereupon have the sole right to exercise such rights and to receive and hold as Pledged Collateral such payments; *provided, however*, that if the Secured Parties shall become entitled and shall elect to exercise its right to realize on the Pledged Collateral pursuant to Article 5 hereof, then all cash sums received by the Secured Parties, or held by Company for the benefit of the Secured Parties and paid over pursuant to Section 2.3(b)(ii) hereof, shall be applied against any outstanding Obligations; and

(ii) All interest, dividends, income and other payments and distributions which are received by Grantors contrary to the provisions of Section 2.3(b)(i) hereof shall be received in trust for the benefit of the Secured Parties, shall be segregated from other property of Grantors and shall be forthwith paid over to the Secured Parties; or

(iii) The Secured Parties in its sole discretion shall be authorized to sell any or all of the Pledged Property at public or private sale in order to recoup all of the outstanding principal plus accrued interest owed pursuant to the Convertible Debenture as described herein

(c) Each of the following events shall constitute a default under this Agreement (each an "Event of Default"):

(i) any default, whether in whole or in part, shall occur in the payment to the Secured Parties of principal, interest or other item comprising the Obligations as and when due or with respect to any other debt or obligation of Grantors to a party other than the Secured Parties;

(ii) any default, whether in whole or in part, shall occur in the due observance or performance of any obligations or other covenants, terms or provisions to be performed under this Agreement or the Transaction Documents;

(iii) Grantors shall: (1) make a general assignment for the benefit of its creditors; (2) apply for or consent to the appointment of a receiver, trustee, assignee, custodian, sequestrator, liquidator or similar official for itself or any of its assets and properties; (3) commence a voluntary case for relief as a debtor under the United States Bankruptcy Code; (4) file with or otherwise submit to any governmental authority any petition, answer or other document seeking: (A) reorganization, (B) an arrangement with creditors or (C) to take advantage of any other present or future applicable law respecting bankruptcy, reorganization, insolvency, readjustment of debts, relief of debtors, dissolution or liquidation; (5) file or otherwise submit any answer or other document admitting or failing to contest the material allegations of a petition or other document filed or otherwise submitted against it in any proceeding under any such applicable law, or (6) be adjudicated a bankrupt or insolvent by a court of competent jurisdiction; or

(iv) any case, proceeding or other action shall be commenced against Grantors for the purpose of effecting, or an order, judgment or decree shall be entered by any court of competent jurisdiction approving (in whole or in part) anything specified in Section 2.3(c)(iii) hereof, or any receiver, trustee, assignee, custodian, sequestrator, liquidator or other official shall be appointed with respect to Grantors, or shall be appointed to take or shall otherwise acquire possession or control of all or a substantial part of the assets and properties of Grantors, and any of the foregoing shall continue unstayed and in effect for any period of thirty (30) days.

ARTICLE 3.
ATTORNEY-IN-FACT; PERFORMANCE

Section 3.1. Secured Parties Appointed Attorney-In-Fact.

Upon the occurrence of an Event of Default, Grantors hereby appoints the Secured Parties as its attorney-in-fact, with full authority in the place and stead of Grantors and in the name of Grantors or otherwise, from time to time in the Secured Parties's discretion to take any action and to execute any instrument which the Secured Parties may reasonably deem necessary to accomplish the purposes of this Agreement, including, without limitation, to receive and collect all instruments made payable to Grantors representing any payments in respect of the Pledged Collateral or any part thereof and to give full discharge for the same. The Secured Parties may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Pledged Property as and when the Secured Parties may determine. To facilitate collection, the Secured Parties may notify account debtors and obligors on any Pledged Property or Pledged Collateral to make payments directly to the Secured Parties.

Section 3.2. Secured Parties May Perform.
If Grantors fails to perform any agreement contained herein, the Secured Parties, at its option, may itself perform, or cause performance of, such agreement, and the expenses of the Secured Parties incurred in connection therewith shall be included in the Obligations secured hereby and payable by Grantors under Section 8.3.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES

Section 4.1. Authorization; Enforceability.
Each of the parties hereto represents and warrants that it has taken all action necessary to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and upon execution and delivery, this Agreement shall constitute a valid and binding obligation of the respective party, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights or by the principles governing the availability of equitable remedies.

Section 4.2. Ownership of Pledged Property.
Grantors warrants and represents that it is the legal and beneficial owner of the Pledged Property free and clear of any lien, security interest, option or other charge or encumbrance except for the security interest created by this Agreement.

ARTICLE 5.
DEFAULT; REMEDIES; SUBSTITUTE COLLATERAL

Section 5.1. Default and Remedies.
(a) If an Event of Default described in Section 2.2(c)(i) and (ii) occurs, then in each such case the Secured Parties may declare the Obligations to be due and payable immediately, by a notice in writing to Grantors, and upon any such declaration, the Obligations shall become immediately due and payable. If an Event of Default described in Sections 2.2(c)(iii) or (iv) occurs and is continuing for the period set forth therein, then the Obligations shall automatically become immediately due and payable without declaration or other act on the part of the Secured Parties.
(b) Upon the occurrence of an Event of Default, the Secured Parties shall: (i) be entitled to receive all distributions with respect to the Pledged Collateral, (ii) to cause the Pledged Property to be transferred into the name of the Secured Parties or its nominee, (iii) to dispose of the Pledged Property, and (iv) to realize upon any and all rights in the Pledged Property then held by the Secured Parties.

Section 5.2. Method of Realizing Upon the Pledged Property: Other Remedies.
Upon the occurrence of an Event of Default, in addition to any rights and remedies available at law or in equity, the following provisions shall govern the Secured Parties's right to realize upon the Pledged Property:
(a) Any item of the Pledged Property may be sold for cash or other value in any number of lots at brokers board, public auction or private sale and may be sold without demand, advertisement or notice (except that the Secured Parties shall give Grantors ten (10) days' prior written notice of the time and place or of the time after which a private sale may be made (the "Sale Notice")), which notice period is hereby agreed to be commercially

reasonable. At any sale or sales of the Pledged Property, Grantors may bid for and purchase the whole or any part of the Pledged Property and, upon compliance with the terms of such sale, may hold, exploit and dispose of the same without further accountability to the Secured Parties. Grantors will execute and deliver, or cause to be executed and delivered, such instruments, documents, assignments, waivers, certificates, and affidavits and supply or cause to be supplied such further information and take such further action as the Secured Parties reasonably shall require in connection with any such sale.

(b) Any cash being held by the Secured Parties as Pledged Collateral and all cash proceeds received by the Secured Parties in respect of, sale of, collection from, or other realization upon all or any part of the Pledged Collateral shall be applied as follows:

(i) to the payment of all amounts due the Secured Parties for the expenses reimbursable to it hereunder or owed to it pursuant to Section 8.3 hereof;

(ii) to the payment of the Obligations then due and unpaid.

(iii) the balance, if any, to the person or persons entitled thereto, including, without limitation, Grantors.

(c) In addition to all of the rights and remedies which the Secured Parties may have pursuant to this Agreement, the Secured Parties shall have all of the rights and remedies provided by law, including, without limitation, those under the Uniform Commercial Code.

(i) If Grantors fails to pay such amounts due upon the occurrence of an Event of Default which is continuing, then the Secured Parties may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against Grantors and collect the monies adjudged or decreed to be payable in the manner provided by law out of the property of Company, wherever situated.

(ii) Grantors agrees that it shall be liable for any reasonable fees, expenses and costs incurred by the Secured Parties in connection with enforcement, collection and preservation of the Transaction Documents, including, without limitation, reasonable legal fees and expenses, and such amounts shall be deemed included as Obligations secured hereby and payable as set forth in Section 8.3 hereof.

Section 5.3. <u>Proofs of Claim</u>.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relating to Grantors or the property of Grantors or of such other obligor or its creditors, the Secured Parties (irrespective of whether the Obligations shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Secured Parties shall have made any demand on Grantors for the payment of the Obligations), subject to the rights of Previous Security Holders, shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i) to file and prove a claim for the whole amount of the Obligations and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Secured Parties (including any claim for the reasonable legal fees and expenses and other expenses paid or incurred by the Secured Parties permitted hereunder and of the Secured Parties allowed in such judicial proceeding), and

(ii) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by the Secured Parties to make such payments to the Secured Parties and, in the event that the Secured Parties shall consent to the making of such payments directed to the Secured Parties, to pay to the Secured Parties any amounts for expenses due it hereunder.

Section 5.4. Duties Regarding Pledged Collateral.

The Secured Parties shall have no duty as to the collection or protection of the Pledged Property or any income thereon or as to the preservation of any rights pertaining thereto, beyond the safe custody and reasonable care of any of the Pledged Property actually in the Secured Parties's possession.

ARTICLE 6.
AFFIRMATIVE COVENANTS

Grantors covenants and agrees that, from the date hereof and until the Obligations have been fully paid and satisfied, unless the Secured Parties shall consent otherwise in writing (as provided in Section 8.4 hereof):

Section 6.1. Existence, Properties, Etc.

(a) Grantors shall do, or cause to be done, all things, or proceed with due diligence with any actions or courses of action, that may be reasonably necessary (i) to maintain Company's due organization, valid existence and good standing under the laws of its state of incorporation, and (ii) to preserve and keep in full force and effect all qualifications, licenses and registrations in those jurisdictions in which the failure to do so could have a Material Adverse Effect (as defined below); and (b) Grantors shall not do, or cause to be done, any act impairing Grantors's corporate power or authority (i) to carry on Grantors's business as now conducted, and (ii) to execute or deliver this Agreement or any other document delivered in connection herewith, including, without limitation, any UCC-1 Financing Statements required by the Secured Parties to which it is or will be a party, or perform any of its obligations hereunder or thereunder. For purpose of this Agreement, the term "Material Adverse Effect" shall mean any material and adverse affect as determined by Secured Parties in its sole discretion, whether individually or in the aggregate, upon (a) Grantors's assets, business, operations, properties or condition, financial or otherwise; (b) Grantors's to make payment as and when due of all or any part of the Obligations; or (c) the Pledged Property.

Section 6.2. Contracts and Other Collateral.

Grantors shall perform all of its obligations under or with respect to each instrument, receivable, contract and other intangible included in the Pledged Property to which Grantors is now or hereafter will be party on a timely basis and in the manner therein required, including, without limitation, this Agreement.

Section 6.3. Defense of Collateral, Etc.

Grantors shall defend and enforce its right, title and interest in and to any part of: (a) the Pledged Property; and (b) if not included within the Pledged Property, those assets and properties whose loss could have a Material Adverse Effect, Grantors shall defend the Secured Parties's right, title and interest in and to each and every part of the Pledged Property, each against all manner of claims and demands on a timely basis to the full extent permitted by applicable law.

Section 6.4. Payment of Debts, Taxes, Etc.

Grantors shall pay, or cause to be paid, all of its indebtedness and other liabilities and perform, or cause to be performed, all of its obligations in accordance with the respective terms thereof, and pay and discharge, or cause to be paid or discharged, all taxes, assessments and other governmental charges and levies imposed upon it, upon any of its assets and properties on or before the last day on which the same may be paid without penalty, as well as pay all other lawful claims (whether for services, labor, materials, supplies or otherwise) as and when due

Section 6.5. Taxes and Assessments; Tax Indemnity.

Grantors shall (a) file all tax returns and appropriate schedules thereto that are required to be filed under applicable law, prior to the date of delinquency, (b) pay and discharge all taxes, assessments and governmental charges or levies imposed upon Grantors, upon its income and profits or upon any properties belonging to it, prior to the date on which penalties attach thereto, and (c) pay all taxes, assessments and governmental charges or levies that, if unpaid, might become a lien or charge upon any of its properties; *provided, however*, that Grantors in good faith may contest any such tax, assessment, governmental charge or levy described in the foregoing clauses (b) and (c) so long as appropriate reserves are maintained with respect thereto.

Section 6.6. Compliance with Law and Other Agreements.

Grantors shall maintain its business operations and property owned or used in connection therewith in compliance with (a) all applicable federal, state and local laws, regulations and ordinances governing such business operations and the use and ownership of such property, and (b) all agreements, licenses, franchises, indentures and mortgages to which Grantors is a party or by which Grantors or any of its properties is bound. Without limiting the foregoing, Grantors shall pay all of its indebtedness promptly in accordance with the terms thereof.

Section 6.7. Notice of Default.

Grantors shall give written notice to the Secured Parties of the occurrence of any default or Event of Default under this Agreement, the Transaction Documents or any other Loan Instrument or any other agreement of Company for the payment of money, promptly upon the occurrence thereof.

Section 6.8. Notice of Litigation.

Grantors shall give notice, in writing, to the Secured Parties of (a) any actions, suits or proceedings wherein the amount at issue is in excess of $50,000, instituted by any persons against Grantors, or affecting any of the assets of Grantors, and (b) any dispute, not resolved within fifteen (15) days of the commencement thereof, between Grantors on the one hand and any governmental or regulatory body on the other hand, which might reasonably be expected to have a Material Adverse Effect on the business operations or financial condition of Grantors.

ARTICLE 7.
NEGATIVE COVENANTS

Grantors covenants and agrees that, from the date hereof until the Obligations have been fully paid and satisfied, Grantors shall not, unless the Secured Parties shall consent otherwise in writing:

Section 7.1. Indebtedness.

Grantors shall not directly or indirectly permit, create, incur, assume, permit to exist, increase, renew or extend on or after the date hereof any indebtedness on its part, including commitments, contingencies and credit availabilities, or apply for or offer or agree to do any of the foregoing.

Section 7.2. Liens and Encumbrances.

Grantors shall not directly or indirectly make, create, incur, assume or permit to exist any assignment, transfer, pledge, mortgage, security interest or other lien or encumbrance of any nature in, to or against any part of the Pledged Property or of Grantors's capital stock, or offer or agree to do so, or own or acquire or agree to acquire any asset or property of any character subject to any of the foregoing encumbrances (including any conditional sale contract or other title retention agreement), or assign, pledge or in any way transfer or encumber its right to receive any income or other distribution or proceeds from any part of the Pledged Property or Grantors's capital stock; or enter into any sale-leaseback financing respecting any part of the Pledged Property as lessee, or cause or assist the inception or continuation of any of the foregoing.

Section 7.3. Certificate of Incorporation, By-Laws, Mergers, Consolidations, Acquisitions and Sales.

Without the prior express written consent of the Secured Parties, Grantors shall not: (a) Amend its Certificate of Incorporation or By-Laws; (b) issue or sell its stock, stock options, bonds, notes or other corporate securities or obligations; (c) be a party to any merger, consolidation or corporate reorganization, (d) purchase or otherwise acquire all or substantially all of the assets or stock of, or any partnership or joint venture interest in, any other person, firm or entity, (e) sell, transfer, convey, grant a security interest in or lease all or any substantial part of its assets, nor (f) create any subsidiaries nor convey any of its assets to any subsidiary.

Section 7.4. Management, Ownership.

Grantors shall not materially change its ownership, executive staff or management without the prior written consent of the Secured Parties. The ownership, executive staff and management of Grantors are material factors in the Secured Parties's willingness to institute and maintain a lending relationship with Grantors.

Section 7.5. Dividends, Etc.

Grantors shall not declare or pay any dividend of any kind, in cash or in property, on any class of its capital stock, nor purchase, redeem, retire or otherwise acquire for value any shares of such stock, nor make any distribution of any kind in respect thereof, nor make any return of capital to shareholders, nor make any payments in respect of any pension, profit sharing, retirement, stock option, stock bonus, incentive compensation or similar plan (except as required or permitted hereunder), without the prior written consent of the Secured Parties.

Section 7.6. Guaranties; Loans.

Grantors shall not guarantee nor be liable in any manner, whether directly or indirectly, or become contingently liable after the date of this Agreement in connection with the obligations or indebtedness of any person or persons, except for (i) the indebtedness currently secured by the liens identified on the Pledged Property identified on Exhibit A hereto and (ii) the endorsement of negotiable instruments payable to Grantors for deposit or collection in the ordinary course of business. Grantors shall not make any loan, advance or extension of credit to any person other than in the normal course of its business.

Section 7.7. Conduct of Business.

Grantors will continue to engage, in an efficient and economical manner, in a business of the same general type as conducted by it on the date of this Agreement.

Section 7.8. Places of Business.

The location of Grantors' chief place of business is as indicated above. Grantors shall not change the location of its chief place of business, chief executive office or any place of business disclosed to the Secured Parties or move any of the Pledged Property from its current location without thirty (30) days' prior written notice to the Secured Parties in each instance.

ARTICLE 8.
MISCELLANEOUS

Section 8.1. Notices.

All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as duly given on: (a) the date of delivery, if delivered in person, by nationally recognized overnight delivery service or (b) five (5) days after mailing if mailed from within the continental United States by certified mail, return receipt requested to the party entitled to receive the same, at the addresses indicated above:

Any party may change its address by giving notice to the other party stating its new address. Commencing on the tenth (10th) day after the giving of such notice, such newly designated address shall be such party's address for the purpose of all notices or other communications required or permitted to be given pursuant to this Agreement.

Section 8.2. Severability.

If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

Section 8.3. Expenses.

In the event of an Event of Default, Grantors will pay to the Secured Parties the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel, which the Secured Parties may incur in connection with: (i) the custody or preservation of, or the sale, collection from, or other realization upon, any of the Pledged Property; (ii) the exercise or enforcement of any of the rights of the Secured Parties hereunder or (iii) the failure by Grantors to perform or observe any of the provisions hereof.

Section 8.4. Waivers, Amendments, Etc.

The Secured Parties's delay or failure at any time or times hereafter to require strict performance by Company of any undertakings, agreements or covenants shall not waiver, affect, or diminish any right of the Secured Parties under this Agreement to demand strict compliance and performance herewith. Any waiver by the Secured Parties of any Event of Default shall not waive or affect any other Event of Default, whether such Event of Default is prior or subsequent thereto and whether of the same or a different type. None of the undertakings, agreements and covenants of Grantors contained in this Agreement, and no Event of Default, shall be deemed to have been waived by the Secured Parties, nor may this Agreement be amended, changed or modified, unless such waiver, amendment, change or modification is evidenced by an instrument in writing specifying such waiver, amendment, change or modification and signed by the Secured Parties. Secured Parties may assign their rights hereunder at the discretion of the Secured Party.

Section 8.5. Continuing Security Interest.

This Agreement shall create a continuing security interest in the Pledged Property and shall: (i) remain in full force and effect until payment in full of the Obligations; and (ii) be binding upon Grantors and its successors and heirs and (iii) inure to the benefit of the Secured Parties and its successors and assigns. Upon the payment or satisfaction in full of the Obligations, Grantors shall be entitled to the return, at its expense, of such of the Pledged

Property as shall not have been sold in accordance with Section 5.2 hereof or otherwise applied pursuant to the terms hereof.

Section 8.6. Applicable Law: Jurisdiction.
This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in the Courts of New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in the County of Suffolk and the United States District Court for the District of New York, Eastern District, sitting in Central Islip, New York, for the adjudication of any civil action asserted pursuant to this Paragraph, regardless of the place of business of the parties.

Section 8.7. Waiver of Jury Trial.
AS A FURTHER INDUCEMENT FOR THE SECURED PARTIES TO ENTER INTO THIS AGREEMENT AND TO MAKE THE FINANCIAL ACCOMMODATIONS TO GRANTORS, GRANTORS HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS AGREEMENT AND/OR ANY AND ALL OTHER DOCUMENTS RELATED TO THIS TRANSACTION.

Section 8.8. Entire Agreement.
This Agreement constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

By: /S/
Name: Bruce F. Dugan

By: /S/
Name: Mario Delfino

By: /S/
Name: Larry Schultze

New Century Capital Consultants, Inc.

By: Darlene Parzola
Title: Pres.

Keystone Capital Resources LLC

By:
Title:

LEGAL PROCEEDING RELATED IN ANY WAY TO THIS AGREEMENT AND/OR ANY AND ALL OTHER DOCUMENTS RELATED TO THIS TRANSACTION.

Section 8.8. Entire Agreement.

This Agreement constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

By: /S/
Name: Bruce F. Dugan

By: /S/
Name: Mario Delfino

By: /S/
Name: Larry Schultz

New Century Capital Consultants, Inc.

By:
Title:

Keystone Capital Resources LLC

By:
Title:

Exhibit A

Pledge Property consisting of shares of common stock of Inicia Incorporated

Grantor	Shares Pledged
Bruce T. Dugan	33,400,000
Mario Delfino	25,000,000
Larry Schultze	25,000,000

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 15, 2009

(Issuer) Inicia Incorporated

By (Signature and Title) ______________________________
Bruce T. Dugan Chairman, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)______________________________
Bruce T. Dugan
(Title) Chairman, President and Chief Executive Officer

(Signature)______________________________
James W. Stearrett
(Title) Chief Financial Officer

(Signature)______________________________
Mary Ann Zimmer
(Title) Director and Vice President

(Signature)______________________________
Larry Schulze
(Title) Director and Vice President

Signature)______________________________
Mario Delfino
(Title) Director and Vice President

(Date) July 15, 2009